ASSET PURCHASE AGREEMENT

BY AND BETWEEN

IKANOS COMMUNICATIONS, INC., as Acquirer

AND

CENTILLIUM COMMUNICATIONS, INC., as Company

Dated as of January 15, 2008

TABLE OF CONTENTS

Exhibits

Exhibit A	Form of Escrow Agreement
Exhibit B	Form of Acquirer Officers' Certificate
Exhibit C-1	Form of the Company Officers' Certificate
Exhibit C-2	Form of the Company Secretary's Certificate
Exhibit D	Form of Legal Opinions
Exhibit E	Form of Employment Offer Letter
Exhibit F	Form of Bill of Sale
Exhibit G	Form of Assignment and Assumption Agreement
Exhibit H	Form of Patent Assignment
Exhibit I	Form of Trademark Assignment
Exhibit J	Form of Copyright Assignment
Exhibit K	Form of URL Assignment
Exhibit L	Form of Transition Services Agreement
Exhibit M	Form of Cross-License Agreement
Exhibit N	Form of India Asset Purchase Agreement

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (the "Agreement") is made and entered into as of January 15, 2008, by and between Ikanos Communications, Inc., a Delaware corporation ("Acquirer") and Centillium Communications, Inc., a Delaware corporation (the "Company"). Capitalized terms used and not otherwise defined herein have the meanings set forth in Article 10.

RECITALS:

Subject to the terms and conditions set forth herein, the Company desires to sell, convey, transfer, assign and deliver to Acquirer, and Acquirer desires to purchase and acquire from the Company, free and clear of all Liens (other than those Liens included in the Assumed Liabilities), all of the Company's right, title and interest in and to all of the Purchased Assets and assume all the Company's Liabilities and obligations in connection with the Assumed Liabilities (the "Acquisition"):

NOW, THEREFORE, in consideration of the covenants, promises, representations and warranties set forth herein, and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by the parties), intending to be legally bound hereby, the parties agree as follows:

Article 1

PURCHASE & SALE OF PURCHASED ASSETS

1.1   Purchased Assets. Subject to the terms and conditions of this Agreement and in reliance upon the representations, warranties, covenants and agreements of the Company contained herein, at the Closing, the Company shall sell, convey, transfer, assign and deliver to Acquirer, and the Company shall cause Acquirer to purchase and acquire from the Company, free and clear of all Liens (other than those Liens included in the Assumed Liabilities), all of the Company's right, title and interest in and to all of the following assets which the Company owns or in which the Company has any right, title or interest, other than those assets specified as Excluded Assets (collectively, the "Purchased Assets"):

(a)   except for the Company Intellectual Property listed in Sections 1.2(b) and 1.2(e)(A) of the Disclosure Schedule, all Company Intellectual Property owned or used in connection with the conduct of the Business, as follows:

(i)   all Company Registered Intellectual Property listed in Section 2.9(a) of the Disclosure Schedule (including Company Registered Patents related to the Business set forth in Section 1.1(a)(i) of the Disclosure Schedule;

(ii)   the right to license the Company Registered Patents set forth in Section 1.1(a)(ii) of the Disclosure Schedule in accordance with the terms of the Cross-License;

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(iii)   all trade secrets, confidential information, inventions, discoveries, know-how, formulae, practices, processes, procedures, ideas, specifications, engineering data, software, firmware, programs and source disks, source codes, in-house customizations and enhancements made to third party software programs (e.g., database programming, macros and customized reports), designs, masks and mask works, composition services, research records, records of invention, test information, market surveys and marketing know-how and all media carrying any of the aforesaid owned, used, held for use, held in the name of, the Company or its Affiliates necessary to operate the Business, as well as the right to sue and recover damages for any past, present or future infringements, misappropriations, violations or breaches of the foregoing; and

(iv)   other than with respect to Excluded Liabilities, all claims (including claims for past infringement or misappropriation of Company Intellectual Property) and causes of action of the Company against other Persons (regardless of whether or not such claims and causes of action have been asserted by the Company) arising in connection with the conduct of the Business, and all rights of indemnity, warranty rights, rights of contribution, rights to refunds, rights of reimbursement and other rights of recovery possessed by the Company (regardless of whether such rights are currently exercisable) which have arisen in connection with the conduct of the Business;

(b)   other than with respect to Excluded Liabilities, all rights to sue for or assert claims against and remedies against past, present or future infringements of any or all of the Company Intellectual Property owned or used exclusively in connection with the conduct of the Business and rights of priority and protection of interests therein and to retain any and all amounts therefrom;

(c)   the following Assets and Properties of the Company owned or used exclusively in connection with the conduct of the Business:

(i)   all inventories and work-in-progress of the Company owned or exclusively used in the conduct of the Business including, but not limited to, those inventories and works-in-progress set forth in Section 1.1(c)(i) of the Disclosure Schedule;

(ii)   all equipment, materials, prototypes, tools, supplies, vehicles, furniture, fixtures, improvements and other tangible assets of the Company owned or used exclusively in connection with the conduct of the Business including, but not limited to, the tangible assets set forth in Section 1.1(c)(ii) of the Disclosure Schedule;

(iii)   the domain names of the Company set forth in Section 1.1(c)(iii) of the Disclosure Schedule;

(iv)   subject to Section 1.5 hereof, all licenses and other contracts, including without limitation all intellectual property licensed from third parties that has been incorporated into the Company Products, and/or otherwise necessary or otherwise used to conduct the Business as set forth in Section 1.1(c)(iv) of the Disclosure Schedule;

(v)   subject to <u>Section 1.5</u> hereof, all right, title and interest in the Assigned Contracts; and

(vi)   all Governmental or Regulatory Authorizations held by the Company which are used or useful exclusively in connection with the conduct of the Business.

(d)   all proceeds received or receivable by the Company or its Affiliates under insurance policies as a result of damage to or the destruction of any Purchased Asset that occurs during the period between the date hereof and the Closing (but excluding any proceeds due under business interruption insurance) to the extent the Company has not used such proceeds to repair or replace such damaged or destroyed Purchased Assets;

(e)   except as set forth in <u>Section 1.1(e)</u> of the Disclosure Schedule, all rights, causes of action, claims and credits, including any such rights, claims, causes of actions and credits arising in bankruptcy or under insurance policies (whether or not such insurance policies are Excluded Assets) and all guarantees, warranties, offsets, indemnities and all other similar rights and claims in favor of the Company or any of its Affiliates, to the extent exclusively relating to any Assumed Liability;

(f)   except as set forth in <u>Section 1.1(f)</u> of the Disclosure Schedule, invoice register from January 1, 2007 through the Closing Date, warranty records from January 1, 2007 through the Closing Date, personnel records of the Transferred Employees (except to the extent prohibited by Law), customer master record files (e.g. bill-to and ship-to records), current inventory records, product specifications, drawings, engineering specifications, maintenance records, operating and production records, cost and pricing information, catalogs, quality control records, blueprints, customers' and suppliers' lists, billing records, sales and promotional literature and manuals (including all electronic files and back-up copies thereof) (in all cases, in any form or medium) that are owned, held for use or used by the Company or its Subsidiaries in connection with or relating to the conduct of the Business or that relate to any Purchased Asset or Assumed Liability (the "<u>Assigned Records</u>"); *provided*, *however*, that, subject to Section 5.2 hereof, the Company shall be entitled to retain copies of the Assigned Records;

(g)   any source code repository containing source code used in the conduct of the Business; and

(h)   All goodwill incident to the items listed in <u>Sections 1.1(a)</u> through <u>1.1(g)</u>, inclusive, above.

1.2   <u>Excluded Assets</u>. The Company shall retain, and Acquirer shall not purchase, any of the following (collectively, the "<u>Excluded Assets</u>"):

(a)   assets, properties, rights or interests of the Company which are not owned or used exclusively in connection with the conduct of the Business;

(b)   the tangible assets and Company Intellectual Property, which are used in the conduct of the Business, as set forth in Section 1.2(b) of the Disclosure Schedule;

(c)   cash and accounts receivable earned or accrued with respect to the conduct of the Business prior to the Closing Date;

(d)   all rights of the Company and its Subsidiaries under this Agreement and any other agreements and instruments executed and delivered in connection with this Agreement; and

(e)   all Company Intellectual Property set forth in Section 1.2(e) of the Disclosure Schedule ("Shared Intellectual Property Rights"), which Shared Intellectual Property Rights are licensed by the Company to Acquirer pursuant to Section 5.10 hereof and the License Agreement.

1.3   Assumed Liabilities. In connection with the purchase of the Purchased Assets, Acquirer shall assume and become responsible only for the Liabilities set forth below, in each case other than the Excluded Liabilities (collectively, the "Assumed Liabilities"):

(a)   all of the Liabilities and obligations of the Company and its Subsidiaries in and to the following Contracts and contractual rights, subject to the provisions of Section 1.5 hereof (the "Assigned Contracts"):

(i)   (A) all leases, subleases and licenses of real property and all rights thereunder related exclusively to the conduct or operation of the Business, as set forth in Section 1.3(a)(i)(A) of the Disclosure Schedule, and all leasehold improvements and trade fixtures located on the Leased Real Property (as defined in Section 2.7 hereof) on the Closing Date and (B) all leases of personal property related exclusively to the conduct or operation of the Business, as set forth in Section 1.3(a)(i)(B) of the Disclosure Schedule;

(ii)   all sales orders and other Contracts for the provision of goods or services to customers arising exclusively from the operation or conduct of the Business, as set forth in Section 1.3(a)(ii) of the Disclosure Schedule;

(iii)   all purchase orders and other Contracts for the purchase of goods or services related exclusively to the conduct or operation of the Business, as set forth in Section 1.3(a)(iii) of the Disclosure Schedule;

(iv)   all licenses and other contracts, including without limitation all intellectual property licensed from third parties that has been incorporated into the Company Products, and/or otherwise necessary or otherwise used to conduct the Business as set forth in Section 1.3(a)(iv) of the Disclosure Schedule;

(v)   all Contracts for the sale or assignment to the Company or any of its Affiliates of Company Intellectual Property, including Contracts set forth in Section 1.3(a)(v) of the Disclosure Schedule;

(vi)   all other Contracts set forth in <u>Section 1.3(a)(vi)</u> of the Disclosure Schedule;

(vii)   the Contracts entered into by the Company between the date hereof and the Closing Date in the usual, regular and ordinary course of business consistent with the Company's past practices or that Acquirer otherwise agrees to assume as of the Closing, in compliance with <u>Section 4.1</u> hereof to the extent related exclusively to the conduct or operation of the Business;

(viii)   the non-disclosure, confidentiality and similar obligations owed to or by the Company or its Subsidiaries related exclusively to the Business, as set forth in <u>Section 1.3(a)(viii)</u> of the Disclosure Schedule; and

(ix)   that portion of each Shared Contract to the extent pertaining to the conduct of the operations of the Business after Closing, as set forth in <u>Section 1.3(a)(ix)</u> of the Disclosure Schedule.

(b)   all of the Liabilities arising from the operation and conduct of the Business, as follows:

(i)   all Liabilities and obligations relating to or arising from the conduct of the Business on or after the Closing Date including, but not limited to, employee severance, employee benefits or compensation arrangements for the Transferred Employees;

(ii)   all Liabilities and obligations to support or repair any products and services sold by the Business prior to the Closing Date, including without limitation, warranty obligations set forth in <u>Section 1.3(b)(ii)</u> of the Disclosure Schedule, arising out of the conduct of the Business;

(iii)   all Liabilities and obligations other than Excluded Liabilities in respect of any Legal Proceedings arising out of or relating, directly or indirectly, to the Company Intellectual Property or the ownership, sale, or licensing of any of the Company Intellectual Property;

(iv)   all Liabilities and obligations in respect of any Legal Proceedings asserted or filed after the Closing Date and arising out of or relating, directly or indirectly, to the conduct of the Business after the Closing Date;

(v)   all Liabilities and obligations of the Business with respect to accounts payable as set forth in <u>Section 1.3(b)(v)</u> of the Disclosure Schedule or committed to be purchased by the Company in the ordinary course of business between the date of this Agreement and the Closing Date that Acquirer otherwise agrees to assume as of the Closing; and

(vi)   all other Liabilities and obligations for products and services as set forth in <u>Section 1.3(b)(vi)</u> of the Disclosure Schedule, or committed to be purchased by the Company in the ordinary course of business between the date of this Agreement and the Closing Date that Acquirer otherwise agrees to assume as of the Closing.

1.4   Excluded Liabilities. Except for the Assumed Liabilities, Acquirer is not assuming any liability or obligation of the Company, whether known or unknown, fixed or contingent, and regardless of when such liabilities may arise or may have arisen or when asserted. Specifically, the Company shall retain, and Acquirer shall neither assume nor become responsible for, and the Assumed Liabilities shall not include, any of the following (collectively, the "Excluded Liabilities"):

(a)   any Liabilities or obligations relating to or arising in connection with any Excluded Asset;

(b)   (i) any Liability of the Company for Taxes (with respect to operation of the Business or otherwise), (ii) except as provided in Section 1.9 hereof, any Liability of the Company for income, transfer, sales, use, and other Taxes arising in connection with the consummation of the transactions contemplated hereby (including any income Taxes arising because the Company is transferring the Purchased Assets), (iii) any Liability of the Company for the unpaid Taxes of any Person under Income Tax Regulations section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract or otherwise;

(c)   any Liabilities of the Company to indemnify any Person by reason of the fact that such Person was a director, officer, employee or agent of the Company (whether or not in connection with the conduct of the Business);

(d)   any Liabilities of the Company for costs and expenses incurred in connection with this Agreement;

(e)   any Liabilities or obligation of the Company under this Agreement;

(f)   any Liabilities or obligations relating to any Company Plan, employee severance, employee benefits (including employer taxes or tax withholding from employees) or compensation arrangements relating to or arising out of the conduct of the Business prior to and including the Closing Date, with respect to any employee or former employee of the Business; and

(g)   any Liabilities or obligations arising from Legal Proceedings arising from the conduct of the Business prior to and including the Closing Date.

1.5   Assignment; Shared Contracts.

(a)   Notwithstanding Section 1.3(a) above, the Company shall assign its rights under the Assigned Contracts only to the extent that such rights are assignable under the Assigned Contracts and the Law, and no action hereunder shall constitute an assignment thereof, except to such extent. To the extent the consent of any Person or Governmental or Regulatory Entity to such assignment, or notice to any Person or Governmental or Regulatory Entity of such assignment, is required to effect the assignment of any Assigned Contract pursuant to the terms of such Assigned Contract or Law, no assignment or attempted assignment will be deemed to have been effected by the provisions of this Agreement without such consent or notice. To the extent that the Law permits such an assignment and the consent of or notice to any Person or

Governmental or Regulatory Entity is required in connection therewith, the Company shall deliver to the applicable Person or Governmental or Regulatory Entity the required notice in accordance with the terms and conditions of the applicable Assigned Contract, and shall use its commercially reasonable efforts (which shall not require any payment of money or other consideration) to obtain all such consents prior to the Closing Date; *provided*, *however*, that (a) if the Company is unable to obtain any such consent prior to the Closing Date, and (b) Acquirer has not made consent to assignment a condition of the Closing pursuant to the terms of Section 7.3(d), below, or otherwise waived Company's obtaining such consents, then the Company's obligation under this Section 1.5(a) to use such commercially reasonable efforts to obtain such consent shall nevertheless remain in full force and effect after the Closing Date. To the extent that, notwithstanding the Company's use of such commercially reasonable efforts, any such consent is not obtained or that the Law does not permit the Company or its Subsidiaries to assign any Assigned Contract that would otherwise constitute a Purchased Asset, and to the extent Acquirer has waived its right under Section 7.3(d), below, to require Company to obtain such consent, such Assigned Contract shall be deemed not to constitute a Purchased Asset for purposes of this Agreement and the Company shall use its commercially reasonable efforts to (i) provide to Acquirer, at the written request of Acquirer, the benefits of any such Assigned Contract, and (ii) enforce and perform, at the request and, if the Company provides such benefits to Acquirer, at the expense of and for the account of Acquirer, any rights or obligations of the Company or its Subsidiaries arising from any such Assigned Contract against or in respect of any third party, including the right to elect to terminate any Assigned Contract in accordance with the terms thereof upon the request of Acquirer, or otherwise enter into with Acquirer such other arrangements sufficient to provide equivalent benefits and burdens to Acquirer. Nothing in this Section 1.5(a) is intended to modify or affect the condition set forth in Section 7.3(d) hereof.

(b)   Prior to the Closing, the Company and Acquirer shall use their commercially reasonable efforts to work together in an effort to (i) divide, modify or replicate (in whole or in part) the respective rights and obligations under and in respect of the Shared Contracts and (ii) if possible, novate the respective rights and obligations under and in respect of the Shared Contracts such that, effective as of the Closing, (A) Acquirer is the beneficiary of the post-Closing rights and, to the extent contemplated in Section 1.3 above (but subject to Section 1.5(a) above), is responsible for the post-Closing obligations related to that portion of the Shared Contract included in the Assigned Contracts (the "Business Portion") (so that, subsequent to the Closing, the Company shall have no post-Closing rights or, subject to Section 1.4, post-Closing obligations with respect to the Business Portion of the Shared Contract) and (B) the Company is the beneficiary of the rights and is responsible for the obligations related to each Shared Contract other than the Business Portion (the "Non-Business Portion") (so that, subsequent to the Closing, Acquirer shall have no rights or obligations with respect to each Non-Business Portion of the Shared Contract). If the parties are not able to enter into an arrangement to formally divide, modify or replicate one or more of the Shared Contracts prior to the Closing as contemplated by the previous sentence, then the Company and Acquirer shall use their commercially reasonable efforts to work together in an effort to divide, modify or replicate (in whole or in part) the respective rights and obligations under and in respect of the Shared Contracts as necessary to meet the intent of this paragraph (b). Nothing in this Section 1.5(a) is intended to modify or affect the condition set forth in Section 7.3(d) hereof.

1.6   Prorations. The amount of any fees, royalties, rents or other charges which in any case are payable periodically by the Company with respect to any of the Assigned Contracts that constitute Purchased Assets hereunder or with respect to which the Company receives the benefits thereof in accordance with Section 1.5(a) will be prorated as of the Closing Date, with the Company liable to the extent such items relate to any time period up to and including the Closing Date and Acquirer liable to the extent such items relate to periods subsequent to the Closing Date. The Company agrees to furnish Acquirer with such documents and other records as Acquirer reasonably requests in writing in order to confirm all adjustment and proration calculations made pursuant to this Section 1.6. Final payments with respect to prorations contemplated by this Section 1.6 that are not ascertainable on or before the Closing Date shall be settled between the parties as soon as practicable after such prorations are ascertainable.

1.7   Purchase Price; Payment of Purchase Price.

(a)   Total Consideration. The aggregate consideration for the Purchased Assets and the Business related thereto shall be a cash payment of twelve million dollars ($12,000,000) (the "Purchase Price").

(b)   The Purchase Price, less the Escrow Amount, shall be paid by Acquirer to the Company at the Closing, and such payment shall be made via wire transfer of immediately available funds from Acquirer to an account specified by the Company no less than one (1) Business Day prior to the Closing.

1.8   Closing. The consummation of the purchase and sale of the Purchased Assets in accordance with this Agreement (the "Closing") shall take place at 10:00 a.m., California time, at the offices of Pillsbury Winthrop Shaw Pittman LLP, 2475 Hanover Street, Palo Alto, CA 94304, on the third (3rd) Business Day after all of the conditions precedent to Closing hereunder shall have been satisfied or waived, or at such other date, time and place as the Company and Acquirer shall mutually agree upon. The date of the Closing shall be referred to as the "Closing Date." The Company and Acquirer hereby agree to deliver at the Closing such documents, certificates of officers and other instruments as are set forth in hereof and as may reasonably be required to effect the transfer by the Company of the Purchased Assets pursuant to and as contemplated by this Agreement and to consummate the Acquisition. All events which shall occur at the Closing shall be deemed to occur simultaneously.

1.9   Transfer Taxes. Acquirer shall be responsible for the payment of any transfer taxes arising out of or in connection with the Acquisition; provided that the Company shall remain responsible for any other Taxes (including any Taxes based on income, sales Taxes, use Taxes or VAT) incurred by it from the conduct of the Business prior to the Closing Date and the Acquisition.

1.10   Tax Treatment. Effective as of the Closing, Acquirer and the Company recognize their mutual obligations pursuant to Section 1060 of the Code to timely file IRS Form 8594 with each of their respective federal income Tax returns. Acquirer and the Company further agree to cooperate with each other in the preparation of such form for timely filing with each of their respective federal income Tax returns and to complete the final allocation of the purchase price within ninety (90) days of the Closing Date. Each of Acquirer and the Company further agrees to file all of its other Tax returns in a manner consistent with such allocation and not to make any allocation or take any Tax position that is contrary to such allocation, unless required to do so by applicable law and after prior written notice thereof to the other party. Acquirer and the Company further agree to consult with each other with respect to all issues related to such allocation in connection with any Tax audits, controversies or litigation.

1.11 <u>Taking of Necessary Action; Further Action</u>. If, at any time after the Closing Date, any such further action is necessary or desirable to carry out the purposes of this Agreement or to vest Acquirer after the Closing Date with full right, title and possession to all Purchased Assets, the parties hereto shall use their best efforts to take such action.

1.12 <u>Delivery of Purchased Assets.</u>

(a) On the Closing Date, in the manner and form, and to the locations, reasonably specified by Acquirer and to the extent not already delivered to Acquirer under Article 2, Company shall deliver to Acquirer all of the Purchased Assets, including, with respect to Company Products, all copies of such in its possession.

(b) To the extent that Acquirer cannot be granted possession by Company in respect of certain Purchased Assets as of the Closing Date, the transfer of possession will be substituted by an agreement that those assets shall be held by Company for and on behalf of Acquirer until such time as Acquirer is granted possession thereof. During that period, Company shall bear all risk of loss with respect to those Purchased Assets.

(c) Notwithstanding the above, each of Acquirer and the Company shall cause their respective subsidiaries organized under the laws of India to enter into an asset purchase agreement in substantially the form of <u>Exhibit N</u> (the "<u>India Asset Purchase Agreement</u>"), with respect to the transfer of the tangible assets located in India as set forth in the India Asset Purchase Agreement.

To the maximum extent practicable, all Purchased Assets to be delivered hereunder will be delivered by electronic means in a manner reasonably specified by Acquirer.

<u>Article 2</u>

<u>REPRESENTATIONS AND WARRANTIES OF THE COMPANY</u>

Subject to the exceptions set forth in the Disclosure Schedule (each of which exceptions, shall indicate the section and, if applicable, the Subsection of this Article 2 to which it relates, *provided*, *however*, if it is readily apparent from a reading of the disclosure that such disclosure is applicable to such other sections and subsections of this Agreement, then such reference shall be deemed to apply to such other sections and subsections contained in this Agreement), delivered herewith and dated as of the date hereof, the Company hereby represents and warrants to Acquirer as follows:

2.1 <u>Organization and Qualification</u>. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, and has full corporate power and authority to (i) conduct the Business, (ii) to own, use, license and lease the Assets and Properties owned or used in connection with the conduct of the Business, and (iii) to perform its obligations under all Contracts relating to the Business to which it is a party. The Company is duly qualified, licensed or admitted to do business and is in good standing as a foreign corporation in each jurisdiction in which the ownership, use, licensing or leasing of the Assets and Properties owned or used in connection with the conduct of the Business makes such qualification, licensing or admission necessary. No Subsidiary of the Company has any ownership, leasehold or other interest in any of the Purchased Assets.

2.2   Authority Relative to this Agreement. The Company has full corporate power and authority to execute and deliver this Agreement and the other agreements which are attached (or forms of which are attached) as exhibits hereto (the "Ancillary Agreements") to which the Company is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The Company's board of directors has unanimously approved this Agreement and declared its advisability. The execution and delivery by the Company of this Agreement and the Ancillary Agreements to which the Company is a party and the consummation by the Company of the transactions contemplated hereby and thereby, and the performance by the Company of its obligations hereunder and thereunder, have been duly and validly authorized by all necessary action by the board of directors of the Company, and no other action on the part of the board of directors of the Company or by any officer, director or equity holder is required to authorize the execution, delivery and performance of this Agreement and the Ancillary Agreements to which the Company is a party and the consummation by the Company of the transactions contemplated hereby and thereby. This Agreement and the Ancillary Agreements to which the Company is a party have been or will be, as applicable, duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof (and, in the case of the Ancillary Agreements to which Acquirer is a party, thereof) by Acquirer, each constitutes or will constitute, as applicable, a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its respective terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws relating to the enforcement of creditors' rights generally and by general principles of equity.

2.3   Financial Statements of the Business.

(a)   The unaudited profit and loss statements of the Company relating to the conduct of the Business, for the 12 month period ended December 31, 2007 ((the "Business Financials") present fairly and accurately, in all material respects, the operating results of the Company and its Subsidiaries with respect to the conduct of the Business as of the date and during the periods indicated therein.

2.4   Organizational Documents. The Company has prior to the execution of this Agreement made available to Acquirer true and complete copies of its Certificate of Incorporation and Bylaws, both as amended through the date hereof.

2.5   No Undisclosed Liabilities. Except as disclosed in Section 2.5 of the Disclosure Schedule, to the Company's Knowledge, there are no Liabilities relating to the conduct of the Business or affecting the Assets and Properties owned or used in connection with the conduct of the Business, other than Liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2007 and in accordance with the provisions of this Agreement which, individually and in the aggregate, are not material (financial or otherwise) to the Business.

2.6   Absence of Changes.

(a)   Except as set forth in Section 2.6 of the Disclosure Schedule, since December 31, 2007:

(i)   to the Company's Knowledge, there has not been any Material Adverse Change, and no event has occurred that will, or could reasonably be expected to, have a Material Adverse Effect on the Business;

(ii)   there has not been any material loss, damage or destruction to, or any material interruption in the use of, any of the assets (whether or not covered by insurance) owned or used in the conduct of the Business;

(iii)   neither the Company nor a Subsidiary has (A) entered into or permitted any of its material assets owned or used by it in connection with the conduct of the Business to become bound by any Contract or (B) amended or prematurely terminated, or waived any material right or remedy under, any Contract applicable to the Business;

(iv)   neither the Company nor a Subsidiary has (A) acquired, leased or licensed any right or other asset of the Business from any other Person, (B) sold or otherwise disposed of, or leased or licensed, any right or other asset of the Business to any other Person, or (C) with respect to the Business, waived or relinquished any right, except for immaterial rights or other immaterial assets acquired, leased, licensed or disposed of in the ordinary course of business and consistent with the Company's past practices;

(v)   neither the Company nor a Subsidiary has written off as uncollectible, or established any extraordinary reserve with respect to, any account receivable or other indebtedness of the Business, except in the ordinary course of business;

(vi)   neither the Company nor a Subsidiary has made any pledge of any of the assets owned or used in connection with the conduct of the Business or otherwise permitted any of such assets to become subject to any Liens, except for pledges of immaterial assets made in the ordinary course of business and consistent with the Company's or such Subsidiary's past practices;

(vii)   neither the Company nor a Subsidiary has incurred or guaranteed any indebtedness for borrowed money in connection with the conduct of the Business;

(viii)   neither the Company nor a Subsidiary has in connection with the conduct of the Business (A) paid any bonus or made any profit sharing or similar payment to, or increased the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its employees or consultants, or (B) hired any new employee or consultant;

(ix)   the Company has not changed any of its methods of accounting or accounting practices relating to the Business in any respect;

(x)   neither the Company nor a Subsidiary has made any Tax election with respect to the Assets or Properties of the Business;

(xi)   neither the Company nor a Subsidiary has commenced or settled any Legal Proceeding, or received any written notice, whether written or otherwise, that any Person was commencing or threatening to commence a Legal Proceeding involving the Business;

(xii)   there has not occurred, in connection with the conduct of the Business, any increase in or modification of the compensation or benefits payable or to become payable by the Company to any of its employees or consultants (other than increases in the base salaries of employees who are not officers in an amount that does not exceed 10% of such base salaries) or any new loans or extension of existing loans to any such Persons (other than routine expense advances to employees of the Company consistent with past practice), and the Company has not, in connection with the conduct of the Business, entered into any Contract to grant or provide (nor has granted any) severance or other similar benefits to any such Persons; and

(xiii)   neither the Company nor a Subsidiary has agreed or committed to take any of the actions referred to in clauses "(iii)" through "(xii)" above.

2.7   Real Property.

(a)   The Purchased Assets do not include any real property owned by the Company.

(b)   Section 2.7(b) of the Disclosure Schedule sets forth a list of all real property currently leased, licensed or subleased by the Company or any of its Subsidiaries or otherwise used or occupied by the Company or any of its Subsidiaries in connection with the conduct of the Business and that will be transferred to Acquirer under the terms of this Agreement (the "Leased Real Property"). All documents related to such lease, license, sublease, use or occupation (the "Lease Documents") are in full force and effect, are valid and effective in accordance with their respective terms, and there is not, under any of the Lease Documents, any material existing breach, default or event of default (or event which with notice or lapse of time, or both, would constitute a default) by the Company or its Subsidiaries or, to the Company's Knowledge, any third party under any of the Lease Documents, in each case subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting the rights and remedies of creditors generally and to general principles of equity. Except as set forth in Section 2.7(b) of the Disclosure Schedule, (i) no parties other than the Company or any of its Subsidiaries have a right to occupy any material Leased Real Property, (ii) the Leased Real Property is used only for the operation of the Business, (iii) the Leased Real Property and the physical assets of the Company and the Subsidiaries are, in all material respects, in good condition and repair and regularly maintained in accordance with standard industry practice and (iv) the Leased Real Property is in compliance, in all material respects, with all applicable Laws.

(c)   The Company has made available to Acquirer true, correct and complete copies of all Lease Documents for Leased Real Property that will be transferred to Acquirer under the terms of this Agreement.

2.8   <u>Valid Title</u>. The Company and each of its Subsidiaries have good, marketable and valid title to, or, in the case of leased Assets and Properties used or owned in connection with the conduct of the Business, valid leasehold interests in, all of their material tangible Assets and Properties used or owned in connection with the conduct of the Business, real, personal and mixed, reflected in the latest Business Financials, free and clear of any Liens except (a) with respect to Liens securing obligations reflected in the Disclosure Schedule, (b) (i) statutory liens for Taxes or other payments that are not yet due and payable; (ii) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (iii) deposits or pledges made in connection with, or to secure payment of, workers' compensation, unemployment insurance or similar programs mandated by the Law; (iv) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens; and (v) statutory purchase money liens and (c) such imperfections of title and Liens, if any, which do not materially impair the continued use of the properties or assets subject thereto or affected thereby, or otherwise materially impair business operations at such properties.

2.9   <u>Intellectual Property.</u>

(a)   <u>Section 2.9(a)</u> of the Disclosure Schedule is a true and correct list of (i) all Company Registered Intellectual Property and Company Registered Patents (including all trademarks and service marks that the Company has owned or used with the intent of creating or benefiting from any common law rights relating to such marks), (ii) the jurisdiction in which such item of Company Registered Intellectual Property and Company Registered Patents has been registered or filed and the applicable registration or serial number; (iii) any other Person that has an ownership interest in such item of Company Registered Intellectual Property and Company Registered Patents and the nature of such ownership interest; and (iv) any proceedings or actions pending as of the date hereof before any Governmental or Regulatory Authority (including the PTO or equivalent authority anywhere in the world) related to any of the Company Registered Intellectual Property and Company Registered Patents.

(b)   <u>Section 2.9(b)</u> of the Disclosure Schedule is a true and correct list of each proprietary product developed, manufactured, marketed, or sold in or as a part of the Business as currently conducted and any product currently under development by the Company in connection with the conduct of the Business ("<u>Company Product</u>").

(c)   The Company has all requisite right, title and interest in, or valid and enforceable rights under Contracts or Licenses to use, all Company Intellectual Property necessary to the conduct of the Business as conducted and as will be conducted through the Closing Date.

(i)   Except as set forth in <u>Section 2.9(c)(i)</u> of the Disclosure Schedule, each item of Company Intellectual Property, including all Company Registered Intellectual Property and Company Registered Patents listed in <u>Section 2.9(a)</u> of the Disclosure

Schedule, is owned exclusively by the Company (excluding Intellectual Property licensed to the Company under any License disclosed under Section 2.9(g) of the Disclosure Schedule) and is free and clear of any Liens. Without limiting the generality of the foregoing, the Company owns exclusively all trademarks, service marks and trade names used by the Company in connection with the operation or conduct of the Business; *provided, however*, that the Company may use trademarks, service marks and trade names of third parties which are licensed to the Company, as disclosed under Section 2.9(g) of the Disclosure Schedule, or are in the public domain.

(ii)   Without limiting the generality of the foregoing, the Company owns exclusively, and has good title to, each copyrighted work that is a Company Product and each other work of authorship that the Company otherwise purports to own or is used by the Company in connection with the operation or conduct of the Business as currently conducted or provision of services by the Company with respect to the Business, other than works disclosed under Section 2.9(g) of the Disclosure Schedule.

(d)   To the extent that any Company Intellectual Property has been developed or created by any Person other than the Company, the Company has a written agreement with such Person with respect thereto and the Company has either (i) obtained ownership of, and is the exclusive owner of, all such Intellectual Property by operation of law or by valid assignment of any such rights or (ii) has obtained a License under or to such Intellectual Property sufficient to operate the Business, and as disclosed under Section 2.9(g) of the Disclosure Schedule.

(e)   Reserved.

(f)   Except as set forth in Section 2.9(f) of the Disclosure Schedule, the Company Intellectual Property constitutes all the Intellectual Property owned or used in and/or necessary to the conduct of the Business, including the design, development, distribution, marketing, manufacture, use, import, license, and sale of the Company Products (excluding products that are on the roadmap of the Business).

(g)   Section 2.9(g)(i) of the Disclosure Schedule is a true and correct list of all Contracts (including all inbound Licenses) to which the Company is a party that grant the Company any rights or licenses to Intellectual Property of any Person which are used or owned in connection with the conduct of the Business, other than standard Licenses for off-the-shelf, shrink-wrap software or Open Source Code that is commercially available on reasonable terms to any Person for a license fee. Section 2.9(g)(ii) of the Disclosure Schedule is a true and correct list of all Contracts (including outbound licenses) to which the Company is a party and that grant to any third party any rights or licenses to Company Intellectual Property. Except as set forth in Section 2.9(g) of the Disclosure Schedule, the Company is not in breach of, nor has it failed to perform under any of the foregoing Contracts and Licenses and, to the Company's Knowledge, no other party to such Contracts and Licenses is in material breach of or has materially failed to perform thereunder. Except as set forth in Section 2.9(g) of the Disclosure Schedule, the Company is not obligated to compensate any other Person (including any current or former employee of the Company) in connection with the use of any Intellectual Property (including any Company Intellectual Property) in the conduct of the Business.

(h)   Section 2.9(h) of the Disclosure Schedule lists all Contracts, Licenses and agreements between the Company and any other Person used in connection with the conduct of the Business, wherein or whereby the Company has agreed to, or assumed, any obligation or duty to warrant, indemnify, reimburse, hold harmless, guaranty or otherwise assume or incur any obligation or Liability or provide a right of rescission with respect to the infringement or misappropriation by the Company or such other Person of the Intellectual Property of any Person other than the Company. Except as set forth in Section 2.9(h) of the Disclosure Schedule, the Company is not in breach of, nor has it failed to perform under any of the foregoing Contracts, Licenses and agreements and, to the Company's Knowledge, no other party to such Contracts, Licenses and agreements is in breach of or has failed to perform thereunder.

(i)   Except as set forth in Section 2.9(i) of the Disclosure Schedule, the operation of the Business as currently conducted, including the Company's design, development, use, import, manufacture and sale of the Company Products (including products, technology or services currently under development), does not, to the Company's Knowledge, (A) infringe, violate or misappropriate the Intellectual Property of any Person, (B) violate any term or provision of any License or Contract concerning such Intellectual Property or (C) constitute unfair competition or an unfair trade practice under any Law, and the Company has not received written or, to the Company's Knowledge, oral, notice from any Person claiming that such operation or any act or Company Product (including products, technology or services currently under development) infringes, violates or misappropriates the Intellectual Property of any Person or constitutes unfair competition or trade practices under any Law, including notice of third party patent or other Intellectual Property rights from a potential licensor of such rights, nor is the Company aware of any basis for any such claim.

(j)   Each item of Company Registered Intellectual Property and Company Registered Patents that is not an application is valid and subsisting, and all necessary registration, maintenance, renewal fees, annuity fees and taxes in connection with each item of Company Registered Intellectual Property and Company Registered Patents that is not an application has been paid and all necessary documents and certificates in connection with such Company Registered Intellectual Property and Company Registered Patents have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions where the Company has filed documents for such purpose, as the case may be, for the purposes of maintaining such Registered Intellectual Property. In each case in which the Company has acquired ownership of any Company Intellectual Property rights owned or used in connection with the conduct of the Business from any Person, the Company has obtained a valid and enforceable assignment sufficient to irrevocably transfer all rights in such Intellectual Property (including the right to seek past and future damages with respect to such Intellectual Property) to the Company and, to the maximum extent provided for by and required to protect the Company's ownership rights in and to such Intellectual Property in accordance with applicable Laws, the Company has recorded each such assignment of Registered Intellectual Property with the relevant Governmental or Regulatory Authority, including the PTO, the U.S. Copyright Office, or their respective equivalents in any foreign jurisdiction where the Company has filed documents for such purpose, as the case may be. The Company further represents and warrants: (i) the Intellectual Property owned by the Company and used in connection with or is necessary for the conduct of the Business (in the case of Company Registered Intellectual Property and Company Registered Patents) has not expired or been cancelled or abandoned; and (ii) all necessary prosecution, registration, maintenance and renewal fees due on or before the Closing Date have been made, and all documents, recordations and certificates, required as of the Closing Date for the purposes of maintaining such Company Registered Intellectual Property and Company Registered Patents have been filed. Without limiting the foregoing, to the Company's Knowledge, no information, materials, facts, or circumstances exists, including any information or fact that would constitute prior art, that would render any of the Company Registered Intellectual Property and Company Registered Patents invalid or unenforceable, or would adversely effect any pending application for any Company Registered Intellectual Property and Company Registered Patents.

(k)	Except as set forth in Section 2.9(k) of the Disclosure Schedule, there are no Contracts or Licenses between the Company and any other Person with respect to Company Intellectual Property under which there is any pending or, to the Company's Knowledge, threatened dispute, including any dispute regarding the scope of the Intellectual Property rights granted in such Contract or License, or performance under such Contract or License, including with respect to any payments to be made or received by the Company thereunder.

(l)	Neither the Company nor any of its Subsidiary has asserted or threatened in writing or orally any claim against any Person alleging any infringement, misappropriation or violation of any Company Intellectual Property owned by the Company.

(m)	The Company has taken all commercially reasonable steps to protect the Company's rights in confidential information and trade secrets of the Company, owned or used in connection with the conduct of the Business, or provided by any other Person to the Company subject to a duty of confidentiality. Without limiting the generality of the foregoing, the Company and its Subsidiaries have, and enforce, a policy requiring each employee, consultant and independent contractor providing services in connection with the conduct of the Business, to execute proprietary information, confidentiality and invention and copyright assignment agreements and all such current and former employees, consultants and independent contractors of the Company and its Subsidiaries, except as set forth in Section 2.9(m) of the Disclosure Schedule, have executed such an agreement and copies of all such agreements have been provided to Acquirer or made available to Acquirer for review.

(n)	No Company Intellectual Property owned by the Company or any Company Product, is subject to any Order, Action or Proceeding or "march in" rights that restricts, or that is reasonably expected to restrict in any manner, the use, transfer or licensing of any Company Intellectual Property by the Company or that may affect the validity, use or enforceability of such Company Intellectual Property.

(o)	Neither this Agreement nor any transactions contemplated by this Agreement, including the assignment of the Assigned Contracts to the Acquirer, will result in the granting of any rights or licenses with respect to the Intellectual Property of Acquirer or the Company after the Closing Date, to any Person (other than Acquirer) pursuant to any Contract to which the Company is a party or by which any of the Assets and Properties owned or used in connection with the conduct of the Business are bound. Neither this Agreement nor any transaction contemplated by this Agreement, including the assignment of the Assigned Contracts to the Acquirer, will result in the loss of any ownership or License rights of Acquirer from and after the Closing Date in any of the Company Intellectual Property or require or obligate Acquirer after the Closing Date (i) to grant to any third party any rights or licenses (or increase or alter the scope of any rights or licenses) with respect to any Company Intellectual Property; or (ii) to pay any royalties or other amounts.

(p)   Section 2.9(p) of the Disclosure Schedule sets forth a list of all Open Source Code incorporated into any product of the Business. The Company has all rights necessary to the use of such Open Source Code.

(q)   Section 2.9(q) of the Disclosure Schedule identifies each Contract applicable to the conduct of the Business pursuant to which the Company has deposited with an escrow agent or any other Person, any of its RTL code or computer software and code, in a form other than object code form, including related programmer comments and annotations, which may be printed out or displayed in readily human readable form ("Source Code"). The execution of this Agreement and the consummation of the transactions contemplated hereby will not result in a release of any Source Code owned by the Company or any of its Subsidiaries applicable to the conduct of the Business or the grant of incremental rights to a Person with regard to such Source Code. Neither the Company nor any Subsidiary has taken any action that will, or would reasonably be expected to, result in the disclosure or delivery of any Source Code applicable to the conduct of the Business owned by the Company or any of its Subsidiaries under any Contract. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure or delivery by the Company, any of its Subsidiaries or any Person acting on their behalf to any Person of any Source Code applicable to the conduct of the Business owned by the Company or any of its Subsidiaries under any Contract, and no such Source Code has been disclosed, delivered or licensed to a third party.

2.10   Contracts.

(a)   Section 2.10(a) of the Disclosure Schedule (with paragraph references corresponding to those set forth below) contains a true and complete list of each of the following Contracts or other arrangements applicable to the conduct of the Business (true and complete copies of which or, if none, reasonably complete and accurate written descriptions thereof, together with all amendments and supplements thereto and all waivers of any terms thereof, have been made available to Acquirer prior to the execution of this Agreement), to which the Company or a Subsidiary is a party or by which any of the Assets and Properties owned or used exclusively in connection with the conduct of the Business is bound:

(i)   (A) all Contracts (excluding Plans) providing for a commitment of employment or consultant services for a specified or unspecified term, the name, position and rate of compensation of each Person party to such a Contract and the expiration date of each such Contract; and (B) any written or unwritten representations, commitments, promises, communications or courses of conduct involving an obligation of the Company or a Subsidiary to make payments (with or without notice, passage of time or both) to any Person in connection with, or as a consequence of, the transactions contemplated hereby or to any employee who is disclosed in Section 2.10(a)(i) of the Disclosure Schedule, other than with respect to salary or incentive compensation payments in the ordinary course of business consistent with past practice;

        (ii)   all partnership, joint venture, shareholders' or other similar Contracts;

        (iii)   all Contracts relating to Indebtedness in an amount of $25,000 or more;

        (iv)   any trust indenture, mortgage, promissory note, loan agreement or other Contract for the borrowing of money, any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP;

        (v)   all Contracts, in excess of $25,000 (either alone or pursuant to a series of related contracts), related to the operation of the Business (A) with independent contractors, distributors, dealers, manufacturers' representatives, sales agencies or franchisees, (B) with aggregators, manufacturers and equipment vendors, and (C) with respect to the sale of services, products or both, to customers;

        (vi)   all guarantees of any Indebtedness or other obligations to any Person, including, but not limited to, any agreement of guarantee, support, indemnification, assumption or endorsement of, or any similar commitment with respect to, the obligations, Liabilities or Indebtedness of any other Person;

        (vii)   all Contracts between or among the Company or a Subsidiary, on the one hand, and any current or former officer, director, shareholder, Affiliate or Associate of the Company or any Associate of any such officer, director, shareholder or Affiliate, on the other hand, other than Contracts disclosed pursuant to Section 2.10(a)(vii) of the Disclosure Schedule;

        (viii) all collective bargaining or similar labor contracts;

        (ix)   all Contracts that, after giving effect to the assignment of the Contracts to Acquirer, would (A) limit or contain restrictions on the ability of Acquirer to declare or pay dividends on, to make any other distribution in respect of or to issue or purchase, redeem or otherwise acquire its capital stock, to incur Indebtedness, to incur or suffer to exist any Lien, to purchase or sell any Assets and Properties, to change the lines of business in which it participates or engages, (B) require the Acquirer to maintain specified financial ratios or levels of net worth or other indicia of financial condition or (C) require the Acquirer to maintain insurance in certain amounts or with certain coverages;

        (x)   all Contracts that provide for continuing research and development and/or design or other services after the Closing Date;

        (xi)   any Contract that expires or may be renewed at the option of any Person other than the Company or a Subsidiary, so as to expire more than one (1) year after the date of this Agreement;

(xii)   any Contract that is not terminable by the Company or a Subsidiary upon thirty (30) days (or less) notice by the Company or such Subsidiary without penalty or obligation to make payments based on such termination and which (A) requires payments by the Company or a Subsidiary in excess of $25,000 (either alone or pursuant to a series of related contracts) or (B) requires the provision of services to any Person after the Closing;

(xiii)   any Contract containing any covenant (A) limiting in any material respect the right of the Company or a Subsidiary to engage or compete in any line of business, to make use of any material Intellectual Property owned by the Company or a Subsidiary or to compete with any Person, (B) granting any exclusive distribution rights, (C) providing "most favored nations" terms for Company products or services, or (D) which otherwise adversely affects or would reasonably be expected to adversely affect the right of the Company or any Subsidiary to sell, distribute or manufacture any Company products or services or material Intellectual Property owned by the Company or a Subsidiary or to purchase or otherwise obtain any material software, components, parts or subassemblies;

(xiv)   all powers of attorney and comparable delegations of authority; and

(xv)   all other Contracts not otherwise required to be disclosed above in Section 2.10(a) of the Disclosure Schedule which are material to the Business.

(b)   Each Contract required to be disclosed in Section 2.10(a) of the Disclosure Schedule is in full force and effect and constitutes a legal, valid and binding agreement, enforceable in accordance with its terms against the Company, and to the Company's Knowledge, each other party thereto.

(c)   Except as set forth in Section 2.10(c) of the Disclosure Schedule, with respect to each Contract disclosed in Section 2.10(a) of the Disclosure Schedule:

(i)   neither the Company nor its Subsidiaries have violated or breached, or committed any default under, any such Contract to which it is a party, and, to the best of the Knowledge of the Company, no other Person has violated or breached, or committed any default under, any such Contract;

(ii)   no event has occurred that (with or without notice or lapse of time) will, or could reasonably be expected to, (A) result in a violation or breach of any of the provisions of any such Contract, (B) give any Person the right to declare a default or exercise any remedy under any such Contract, (C) give any Person the right to accelerate the maturity or performance of any such Contract, or (D) give any Person the right to cancel, terminate or modify any such Contract;

(iii)   to the Company's Knowledge, each Person against which the Company had, has or may acquire any rights under any such Contract is solvent and is able to satisfy all of such Person's current and future monetary obligations and other obligations and Liabilities thereunder.

(iv)   since January 1, 2007, neither the Company nor its Subsidiaries have received any written notice or, to the Company's Knowledge, other communication regarding any ongoing actual or possible violation or breach of, or default under, any such Contract; and

(v)   neither the Company nor its Subsidiaries have waived any of its material rights under any such Contract.

(d)   Except as set forth in Section 2.10(d) of the Disclosure Schedule, the Company has never guaranteed or otherwise agreed to cause, insure or become liable for, nor pledged any of the Purchased Assets to secure, the performance or payment of any obligation or other Liability of, any other Person.

(e)   No Person is renegotiating, or has a right pursuant to the terms of any Contract applicable to the conduct of the Business to renegotiate, any amount paid or payable under any such Contract or any other term or provision of any such Contract.

(f)   The Contracts identified in Section 2.10(a) of the Disclosure Schedule collectively constitute all of the Contracts necessary to enable the Company to conduct the Business in the manner in which it is currently being conducted.

2.11   Employees.

(a)   The Company has made available the Acquirer all information requested (which information is complete and accurate in all material respects) on all employees, contractors and consultants of the Company and the Subsidiaries providing services in connection with the conduct of the Business as of the date together with their titles or positions, dates of hire, regular work location and current compensation (including stock option or equity grants), current salary and benefits, age, notice period, and information on all employment contracts or other agreements between the Company or a Subsidiary and any employee or any other contractor, consultant or person relating to the performance of services. The completion of the transactions contemplated by this Agreement will not result in any payment or increased payment becoming due to any current or former employee of, or consultant to, the Company or a Subsidiary providing services in connection with the conduct of the Business.

(b)   There are no outstanding offers of employment or engagement made to any person by the Company or a Subsidiary relating to the Business and there is no one who has accepted an offer of employment or engagement made by the Company or a Subsidiary relating to the Business who has not yet taken up that employment or engagement.

(c)   Except as set forth in Section 2.11(c) of the Disclosure Schedule, no employee, contractor or consultant of the Company or a Subsidiary providing services in connection with the conduct of the Business:

(i)   has given or received notice terminating his or her employment or engagement or altering its terms, and no such person will be entitled solely as a result of the entering into of this Agreement and the sale of the Assets and Properties of the Business to Acquirer to give notice of termination or to claim for any payment or benefit or to treat himself as being released from any obligation and no such person is planning to terminate his or her employment as of or shortly after the Closing; or

(ii)   is currently on sick leave which (as of the date of this Agreement) has been for more than 14 consecutive days; or

(iii)   is currently on sabbatical or parental leave.

(d)   Since December 31, 2007 (i) no change has been made in the rate or basis of remuneration, fee or other benefits provided for or paid to any employee, consultant or contractor of the Company or a Subsidiary providing services in connection with the conduct of the Business, and (ii) no change has been made in any other terms of employment or engagement of any such employee, consultant or contractor other than in the ordinary course of business.

(e)   Neither the Company nor its Subsidiaries has entered into any agreement regarding any future variation in any contract of employment or other agreement in respect of any of their employees, consultants or contractors providing services in connection with the conduct of the Business or any agreement imposing an obligation on the Company or a Subsidiary to increase the basis and/or rates of remuneration or payment and/or the provision of other benefits to or on behalf of its employees, consultants or contractors at any future date.

(f)   No grievance or complaint of sex, race or disability discrimination, whether formal or informal, is pending in an administrative or litigation proceeding nor has been raised by any employee or consultant or former employee or consultant of the Company providing services in connection with the conduct of the Business in the twelve months prior to Closing.

(g)   Neither the Company nor its Subsidiaries has made any loans to or entered into any credit transaction with any Transferred Employee.

(h)   There are no controversies or labor or trade disputes or union organization activities pending or threatened between the Company or a Subsidiary and any of its respective employees providing services in connection with the conduct of the Business nor are there facts known to the Company or its Subsidiaries which might indicate that there may be any such dispute or activities.

(i)   No collective bargaining agreements relating to the Business are binding on the Company or its Subsidiaries as of the Closing Date. As of the date hereof, none of the Company's or the Subsidiaries' employees providing services in connection with the conduct of the Business are employed by any other employer. Each of the Company's employees providing services in connection with the conduct of the Business has a permanent right to reside and work in the jurisdiction in which they are employed.

(j)   There is no pending or threatened (i) claim by, or outstanding settlement with, any current or former Company or Subsidiary employee against the Company who have provided, or are providing, services in connection with the Business, (ii) labor or union litigation in relation to former employees or officers, or (iii) strike.

(k)   All accrued costs or pensions, holidays, overtime and bonuses accrued up to the date hereof are set out in Section 2.11(k) of the Disclosure Schedule.

2.12   Compliance, Licenses and Consents.

(a)   The Company and its Subsidiaries have maintained and are in compliance in all material respects with the terms of all public approvals, permissions, authorizations and/or licenses required to be obtained by it in connection with the conduct of the Business, and none of such approvals, permissions, authorizations and/or licenses has been obtained on terms which have not been performed.

(b)   Neither the Company nor any Subsidiary has received any notice that any material license, consent, permission, authorization or approval is likely to be revoked, suspended or cancelled.

(c)   Except as set forth in Section 2.12(c) of the Disclosure Schedule, the Company and the Subsidiaries have conducted the Business in compliance in all material respects with all applicable laws, including, but not limited to, laws relating to the environment and no claim has been made by any public authority that the Company or a Subsidiary is non-compliance and there exists no ground for any such claim. Neither the Company nor its Subsidiaries, in connection with the conduct of the Business, (i) has committed nor is it liable for, and no claim has been made that it has committed or is liable for, any criminal or illegal act, or (ii) received written notice that it is in breach of any obligation or duty whether imposed by or pursuant to statute.

(d)   Neither the Company nor its Subsidiaries is, in connection with the conduct of the Business, the subject of any public prohibition or injunction, and, to the Company's Knowledge, no such prohibition or injunction is imminent and no proceedings in respect thereof have been commenced. Neither the Company nor its Subsidiaries has received notification that any investigation or inquiry is being, or has been, conducted by, or received any request for information from any governmental, regulatory or other authority, department, board, body or agency in respect of its conduct of the Business.

(e)   Except as set forth in Section 2.12(e) of the Disclosure Schedule, the execution, delivery and performance of this Agreement and the transactions contemplated hereby does not and will not require the Company or a Subsidiary to obtain any consent, approval or action of, or make any filings with or give notice to any customer, supplier or landlord.

2.13   Significant Customers and Suppliers. Section 2.13 of the Disclosure Schedule lists the fifteen (15) largest customers of the Company ("Significant Customers") in connection with the conduct of the Business, collectively, on the basis of revenues collected or accrued for the most recent complete fiscal year, and lists such revenues. Section 2.13 of the Disclosure Schedule lists the fifteen (15) largest suppliers of the Company ("Significant Suppliers") on the basis of cost of goods or services purchased for the most recent fiscal year and lists such costs of goods or services purchased. Except as disclosed in Section 2.13 of the Disclosure Schedule, no such customer or supplier has ceased or materially reduced its purchases from or sales or provision of services to the Company since December 31, 2007 or, has threatened in writing to cease or materially reduce such purchases or sales or provision of services after the date hereof. Except as disclosed in <u>Section 2.13</u> of the Disclosure Schedule, to the Company's Knowledge, no such customer or supplier is threatened with bankruptcy or insolvency. Except as set forth in <u>Section 2.13</u> of the Disclosure Schedule, since December 31, 2007, to the Company's Knowledge (a) no Significant Customer or Significant Supplier has given notice or otherwise indicated to the Company that (i) it will or intends to terminate or not renew its Contract with the Company before the scheduled expiration date or (ii) it will otherwise terminate its relationship with the Company; and (b) no Significant Customer or Significant Supplier has made a material complaint to the Company in connection with the provision of the Company's products or services.

2.14   <u>Accounts Payable</u>. Except as set forth in <u>Section 2.14</u> of the Disclosure Schedule, the accounts payable of the Company relating to the Business and included in the Assumed Liabilities, and all accounts payable relating to the Business arising subsequent to December 31, 2007 and included in the Assumed Liabilities, arose in the normal and ordinary course of the business of the Company and such accounts payable are not past due and there are no collection actions currently pending with respect to such accounts payable.

2.15   <u>Warranty Obligations.</u>

(a)   Except as set forth in <u>Section 2.15(a)</u> of the Disclosure Schedule, there are no outstanding warranty claims as of the date hereof, and the Company is not in breach of any of the material terms of its warranty obligations.   The Company's standard terms and conditions (the "<u>Standard Terms and Conditions</u>"), including warranty provisions, relating to the Company Products are attached to <u>Section 2.15(b)</u> of the Disclosure Schedule. All outstanding warranties for the Company Products are as set forth in the Standard Terms and Conditions.

(b)   Except as set forth in <u>Section 2.15(b)</u> of the Disclosure Schedule, since December 31, 2006, there has been no recall ordered by any Governmental Entity or, to the Company's knowledge, threatened recall or investigation by any Governmental Entity of any product manufactured, shipped or sold by the Business.

2.16   <u>Approvals.</u>

(a)   <u>Section 2.16(a)</u> of the Disclosure Schedule contains a list of all material Approvals of Governmental or Regulatory Authorities relating to the Business which are required to be given to or obtained by the Company or a Subsidiary from any and all Governmental or Regulatory Authorities in connection with the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements (other than the required officers' certificates, and such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under state or federal securities laws).

(b)   <u>Section 2.16(b)</u> of the Disclosure Schedule contains a list of all material Approvals which are required to be given to or obtained by the Company from any and all third parties other than Governmental or Regulatory Authorities in connection with the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements.

(c)   All material Approvals from Governmental or Regulatory Authorities necessary to conduct the Business as it is currently being conducted are set forth in Section 2.16(c)(i) of the Disclosure Schedule. Except as set forth in Section 2.16(c)(ii) of the Disclosure Schedule, the Company has obtained all material Approvals from Governmental or Regulatory Authorities necessary to conduct the Business in the manner as it is currently being conducted and there has been no written notice received by the Company of any material violation or material non-compliance with any such Approvals.

2.17   Environmental Matters. Except as set forth in Section 2.17 of the Disclosure Schedule:

(a)   The Company and its Subsidiaries possess any and all Environmental Permits necessary to or required for the operation of the Business as currently conducted.

(b)   The Company and its Subsidiaries in connection with the conduct of the Business are in compliance with (i) all terms, conditions and provisions of its Environmental Permits; and (ii) all Environmental Laws.

(c)   Neither the Company nor its Subsidiaries has, in connection with the conduct of the Business, received any written notice of alleged, actual or potential responsibility for, or any inquiry regarding, (i) any Release or threatened or suspected Release of any Hazardous Material, or (ii) any violation of Environmental Law, and there is no outstanding civil, criminal or administrative investigation, action, suit hearing or proceeding pending or to the Company's Knowledge, threatened against the Company or a Subsidiary pursuant to any Environmental Law.

(d)   Neither the Company nor its Subsidiaries has, in connection with the conduct of the Business, any obligation or liability with respect to any Hazardous Material, including any Release or threatened or suspected Release of any Hazardous Material and any violation of Environmental Law, and, to the Company's Knowledge, there have been no events, facts or circumstances which could form the basis of any such obligation or liability.

2.18   Absence of Litigation.

(a)   Except as set forth in Section 2.18(a) of the Disclosure Schedule, no litigation, arbitration, administrative or criminal proceedings by or against the Company or its Subsidiaries are, in connection with the conduct of the Business, pending or, to the Company's Knowledge, threatened against the Company or its Subsidiaries.

(b)   Neither the Company nor its Subsidiaries are, in connection with the conduct of the Business, subject to any judgment, injunction or other judicial or arbitral decision or award which in any material respect restricts the Company's present or future business.

2.19   Export Control Laws. Except as set forth in Section 2.19 of the Disclosure Schedule, the Company and each of its Subsidiaries have at all times conducted their export transactions relating to the Business materially in accordance with (i) all applicable U.S. export and re-export controls, including the United States Export Administration Act and Regulations and Foreign Assets Control Regulations and (ii) all other applicable import/export controls in other countries in which the Company conducts business.

2.20   Foreign Corrupt Practices Act. To the Company's Knowledge, neither the Company nor any of its Subsidiaries (including any of their officers, directors, agents, distributors, employees or other Person acting on behalf of the Company or its Subsidiaries) have, in connection with the conduct of the Business, directly or indirectly, taken any action which would cause them to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder or any similar anti-corruption or anti-bribery legal requirements applicable to the Company or any of its subsidiaries in any jurisdiction other than the United States (collectively, the "FCPA"), or used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, made, offered or authorized any unlawful payment to foreign or domestic government officials or employees, whether directly or indirectly, or made, offered or authorized any unlawful bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment, whether directly or indirectly.

2.21   Insurance Coverage. The Company has made available to Acquirer true, correct and complete summaries of all policies of insurance of the Company and its Subsidiaries issued at the request or for the benefit of the Company in connection with the conduct of the Business. Such policies are and will be outstanding and duly in force on the Closing Date.

2.22   Related Party Transactions. Except as set forth in Section 2.22 of the Disclosure Schedule: (a) no Related Party has any direct or indirect interest of any nature in any of the Purchased Assets; (b) since September 30, 2007, no Related Party has entered into, or has had any direct or indirect financial interest in, any Company Contract, transaction or business dealing of any nature involving the Business; (c) no Related Party is competing, or has at any time since December 31, 2006 competed, directly or indirectly, with the Business; (d) no Related Party has any claim or right against the Purchased Assets; and (e) to the Company's Knowledge, no event has occurred, and no condition or circumstance exists, that might (with or without notice or lapse of time) directly or indirectly give rise to or serve as a basis for any claim or right in favor of any Related Party against the Company relating to the conduct of the Business.

2.23   Brokers or Finders. Except as set forth in Section 2.23 of the Disclosure Schedule, no person is entitled to receive from the Company any finder's fee, brokerage or other commission in connection with this Agreement or the sale and purchase of all or part of the Assets and Properties of the Business.

2.24   Solvency.

(a)   The Company is not now insolvent, nor will the Company be rendered insolvent by any of the transactions contemplated by this Agreement.

(b)   Immediately after giving effect to the consummation of the Acquisition, (i) the Company will be able to pay its Liabilities as they become due in the usual course of its business, (ii) the Company will not have unreasonably small capital with which to conduct its proposed business, (iii) the Company will have assets (calculated at fair market value) that exceed their Liabilities and (iv) taking into account all pending and threatened litigation, final judgments against the Company in actions for money damages are not reasonably anticipated to be rendered at a time when, or in amounts such that, the Company will be unable to satisfy any such judgments promptly in accordance with their terms as well as all other obligations of the Company. Following the Closing, the cash available to the Company, after taking into account all other anticipated uses of the cash, will be sufficient to pay all such debts and judgments promptly in accordance with their terms.

Article 3

REPRESENTATIONS AND WARRANTIES OF ACQUIRER

Acquirer hereby represents and warrants as follows:

3.1   Organization. Acquirer is a corporation duly incorporated, validly existing and in good standing under the laws of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

3.2   Authority. Acquirer has all requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder and consummate the transactions contemplated hereby. The execution and delivery of this Agreement, the performance by Acquirer of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Acquirer. This Agreement is a valid and binding obligation of Acquirer.

3.3   No Conflict with Other Instruments. The execution, delivery and performance of this Agreement (a) will not result in any violation of, conflict with, constitute a breach, violation or default (with or without notice or lapse of time, or both) under, give rise to a right of termination, cancellation, forfeiture or acceleration of any obligation or loss of any benefit under, or result in the creation or encumbrance on any of the properties or assets of Acquirer or any of its subsidiaries, pursuant to (i) any provision of Acquirer's Certificate of Incorporation or Bylaws, or (ii) any material agreement, contract, understanding, note, mortgage, indenture, lease, franchise, license, permit or other instrument to which Acquirer or any of its subsidiaries is a party or by which the properties or assets of Acquirer or any of its subsidiaries is bound, or (b) to the knowledge of Acquirer after reasonable inquiry, conflict with or result in any breach or violation of any statute, judgment, decree, order, rule or governmental regulation applicable to Acquirer or any of its subsidiaries or their respective properties or assets, except, in the case of clauses (a)(ii) and (b) for any of the foregoing that would not, individually or in the aggregate, have a material adverse effect on Acquirer and its subsidiaries, taken as a whole, or that would not result in the creation of any material Lien, charge or encumbrance upon any assets of Acquirer or any of its subsidiaries or that would not prevent, materially delay or materially burden the transactions contemplated by this Agreement.

3.4   Governmental Consents. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental or Regulatory Authority is required by or with respect to Acquirer in connection with the execution and delivery of this Agreement by Acquirer or the consummation by Acquirer of the transactions contemplated hereby, except for such consents, approvals, orders, authorizations, registrations, declarations, qualifications or filings as may be required under federal or state securities laws in connection with the transactions set forth herein or which the failure to obtain would not have a material adverse effect on the consummation by Acquirer of the transactions contemplated hereby.

3.5   Financial Sufficiency. Acquirer possesses sufficient cash or cash equivalent funds to enable them to acquire all of the Purchased Assets pursuant to this Agreement.

Article 4

CONDUCT PRIOR TO THE CLOSING DATE

4.1   Conduct of the Business by the Company. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing, the Company agrees (unless the Company is required to take such action pursuant to this Agreement or Acquirer shall give its prior consent in writing which consent shall not be unreasonably withheld) to carry on its business, as such activities relate to the Business, in the usual, regular and ordinary course consistent with past practice, to pay its Liabilities and Taxes consistent with the Company's past practices (and in any event when due), to pay or perform other obligations when due consistent with the Company's past practices (other than Liabilities, Taxes and other obligations, if any, contested in good faith through appropriate proceedings), and, to the extent consistent with such business, to use all commercially reasonable efforts and institute all policies required to preserve intact its present business organization, keep available the services of its present key employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, independent contractors and other Persons having business dealings with it, in each case in respect of the Business, all with the express purpose and intent of preserving unimpaired its goodwill and ongoing business constituting the Business at the Closing Date. In addition, prior to the Closing, the Company shall, as such activities relate to the Business, cooperate in good faith with Acquirer to facilitate the transition of the Company's customers and vendors, including, but not limited to, obtaining assignments, consents, and assurances from such customers and vendors with respect to the Acquisition. The Company shall not assign or transfer any Company Intellectual Property, or license any Company Intellectual Property except for those licenses granted by Company in the ordinary course of business consistent with past practices. Except as expressly contemplated by this Agreement, the Company shall not, without the prior written consent of Acquirer, take or agree in writing or otherwise to take, any action that would cause any of its representations or warranties contained in this Agreement untrue or incorrect in any material respect or prevent the Company from performing or cause the Company not to perform its agreements and covenants hereunder or knowingly cause any condition to Acquirer's closing obligations in Section 7.1 or Section 7.3 not to be satisfied.

4.2   No Solicitation. The Company will not take nor will the Company permit any of the Company's Representatives to (directly or indirectly), take any of the following actions with any Person other than Acquirer and its designees: (a) solicit, encourage, initiate, entertain, review or encourage any proposals or offers from, or participate in or conduct discussions with or engage in negotiations with, any Person relating to any offer, indication of interest or proposal, oral, written or otherwise, formal or informal (a "Competing Proposed Transaction"), with respect to a possible acquisition of any of the Purchased Assets, (b) provide information related to the Business not customarily disclosed consistent with the Company's past practices with respect to the Company or any of its subsidiaries (whether such subsidiaries are in existence on the date hereof or are hereafter organized) to any Person, other than Acquirer, relating to (or which the Company believes or should reasonably know would be used for the purpose of formulating an offer, indication of interest or proposal with respect to), or otherwise assist, cooperate with, facilitate or encourage any effort or attempt by any such Person with regard to, a possible acquisition of any of the Purchased Assets, (c) agree to or enter into a Contract with any Person, other than Acquirer, providing for or approving an acquisition of any of the Purchased Assets, (d) make or authorize any statement, recommendation, solicitation or endorsement in support of a possible acquisition of any of the Purchased Assets other than by Acquirer, or (e) authorize or permit any of the Company's Representatives to take any such action. The Company shall immediately cease and cause to be terminated any such contacts or negotiations with any Person relating to any such transaction. In addition to the foregoing, if the Company receives prior to the Closing or the termination of this Agreement any offer, indication of interest or proposal (formal or informal, oral, written or otherwise) relating to, or any inquiry or contact from any Person with respect to, a Competing Proposed Transaction, the Company shall immediately notify Acquirer thereof, such notice to include the identity of the Person or Persons making such offer, indication of interest or proposal and the terms thereof, and will keep Acquirer apprised on a current basis of the status of any such offer, indication of interest or proposal and of any modifications to the terms thereof; *provided, however*, that this provision shall not in any way be deemed to limit the obligations of the Company and its Representatives set forth in the second preceding sentence. Each of the Company and Acquirer acknowledge that this Section 4.2 was a significant inducement for Acquirer to enter into this Agreement and the absence of such provision would have resulted in either (i) a material reduction in the consideration to be paid to the Company in the Acquisition or (ii) a failure to induce Acquirer to enter into this Agreement.

Article 5

ADDITIONAL AGREEMENTS

5.1   Access to Information. Between the date of this Agreement and the earlier of the Closing Date or the termination of this Agreement, upon reasonable notice, the Company shall (a) give Acquirer and its officers, employees, accountants, counsel and other agents and representatives reasonable access to all buildings, offices, and other facilities and to all Books and Records of the Company as they relate to the Business, whether located on the premises of the Company or at another location; (b) permit Acquirer to make such inspections as it may reasonably require; (c) subject to Section 5.8 hereof, cause its officers to furnish Acquirer such financial, operating, technical and product data and other information with respect to the Business and Purchased Assets as Acquirer from time to time may reasonably request, including financial statements and schedules; and (d) allow Acquirer the opportunity to interview such employees and other personnel and Affiliates of the Company providing services in connection with the conduct of the Business with the Company's prior written consent, which consent shall not be unreasonably withheld or delayed; *provided, however*, that no investigation pursuant to this Section 5.1 shall affect or be deemed to modify any representation or warranty made by the Company herein. Materials furnished to Acquirer pursuant to this Section 5.1 may be used by Acquirer for strategic planning purposes relating to accomplishing the transactions contemplated hereby.

5.2   Confidentiality. The parties acknowledge that Acquirer and the Company have previously executed a confidentiality agreement dated December 5, 2007 (the "Confidentiality Agreement"), which Confidentiality Agreement shall continue in full force and effect in accordance with its terms. Without limiting the foregoing, all information furnished to Acquirer and its officers, employees, accountants and counsel by the Company, and all information furnished to the Company by Acquirer and its officers, employees, accountants and counsel, shall be covered by the Confidentiality Agreement, and Acquirer and the Company shall be fully liable and responsible under the Confidentiality Agreement for any breach of the terms and conditions thereof by their respective subsidiaries, officers, employees, accountants, counsel and other Representatives. Furthermore, without limiting the foregoing, each of the parties hereto hereby agrees to keep the terms of this Agreement (except to the extent contemplated hereby) and such information or knowledge obtained in any investigation pursuant to Section 5.1, or pursuant to the negotiation and execution of this Agreement or the effectuation of the transactions contemplated hereby, confidential; *provided, however*, that the foregoing shall not apply to information or knowledge which (a) a party can demonstrate was already lawfully in its possession prior to the disclosure thereof by the other party, (b) is generally known to the public and did not become so known through any violation of Law, (c) became known to the public through no fault of such party, (d) is later lawfully acquired by such party without confidentiality restrictions from other sources not bound by applicable confidentiality restrictions, (e) is required to be disclosed by order of court or Governmental or Regulatory Authority with subpoena powers (provided that such party shall have provided the other party with prior notice of such order and an opportunity to object or seek a protective order and take any other available action), (f) which is disclosed in the course of any Action or Proceeding between any of the parties hereto or (g) as required to comply with the rules or regulations of the Securities Exchange Commission and any applicable law.

5.3   Approvals. The Company shall use commercially reasonable efforts to obtain all Approvals from Governmental or Regulatory Authorities or under any of the Contracts or other agreements as may be required in connection with the Acquisition (all of which Approvals are set forth in the Disclosure Schedule) so as to preserve all rights of and benefits to the Company thereunder and Acquirer shall provide the Company with such assistance and information as is reasonably required to obtain such Approvals.

5.4   Notification of Certain Matters. The Company shall give prompt notice to Acquirer, and Acquirer shall give prompt notice to the Company, of (a) the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which is likely to cause any representation or warranty of the Company or Acquirer, respectively, contained in this Agreement to be untrue or inaccurate at or prior to the Closing Date and (b) any failure of the Company or Acquirer, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; *provided, however*, that the delivery of any notice pursuant to this Section 5.4 shall not limit or otherwise affect any remedies available to the party receiving such notice.

5.5   Additional Documents and Further Assurances; Cooperation. Each party hereto, at the request of the other party hereto, shall execute and deliver such other instruments and do and perform such other acts and things (including all action reasonably necessary to seek and obtain any and all consents, waivers and approvals of any Governmental or Regulatory Authority or Person required in connection with the Acquisition; *provided, however*, that Acquirer shall not be obligated to consent to any divestitures or operational limitations or activities in connection therewith and no party shall be obligated to make a payment of money as a condition to obtaining any such consent, waiver or approval) as may be necessary or desirable for effecting completely the consummation of this Agreement and the transactions contemplated hereby. Each party agrees to use commercially reasonable efforts to cause the conditions set forth in Article 7 to be satisfied, where the satisfaction of such conditions depends on action or forbearance from action by such party.

5.6   Intellectual Property. The Company shall give Acquirer prompt notice of any Person that shall have (a) commenced, or shall have notified the Company that it intends to commence, an Action or Proceeding or (b) provided the Company with notice, in either case which allege(s) that any of the Intellectual Property, including the Company Intellectual Property, presently embodied, or proposed to be embodied, in the products of the Business, infringes or otherwise violates the Intellectual Property rights of such Person or otherwise alleges that the Company does not otherwise own or have the right to exploit such Intellectual Property, including the Company Intellectual Property. The Company shall cooperate with Acquirer in making arrangements, prior to the Closing Date, satisfactory to Acquirer in its reasonable discretion to effect the assignment to the Company of all Intellectual Property owned or used in connection with the conduct of the Business created by the Company's founders, employees and consultants, and to obtain the cooperation of such Persons to complete all appropriate patent filings related thereto. Prior to the Closing Date, the Company shall take commercially reasonable actions to maintain, perfect, preserve or renew the Company Registered Intellectual Property and Company Registered Patents, including the payment of any registration, maintenance, renewal fees, annuity fees and taxes or the filing of any documents, applications or certificates related thereto, and to promptly respond and prepare to respond to all requests, related to the Company Registered Intellectual Property and Company Registered Patents, received from Governmental or Regulatory Authorities.

5.7   Expenses. All fees and expenses incurred in connection with the Acquisition, including all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties ("Third Party Expenses") incurred by a party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby, shall be the obligation of the respective party incurring such fees and expenses.

5.8   Company's Auditors. The Company will use commercially reasonable efforts to cause its management and its independent auditors to facilitate on a timely basis (a) the preparation of financial statements as required by Acquirer to comply with applicable SEC regulations, (b) the review of any Company audit or review work papers, including the examination of selected interim financial statements and data, and (c) the delivery of such representations from the Company's independent accountants and related consent as may be reasonably requested by Acquirer or its accountants (collectively, the "Audit of the Business"). The Company and Acquirer shall share the cost of the Audit of the Business equally.

5.9   Employees.

(a)   Acquirer or its affiliates will offer the employees of the Company set forth in Section 5.9(a) of the Disclosure Schedule "at-will" employment by Acquirer, to be effective as of the Closing Date. Such "at-will" employment will: (i) be set forth in offer letters on Acquirer's standard form (each, an "Offer Letter"), (ii) be subject to and in compliance with Acquirer's applicable policies and procedures, including employment background checks and the execution of Acquirer's employee proprietary information and invention assignment agreement, governing employment conduct and performance, (iii) have terms, including the position and salary, which will be determined by Acquirer in its sole discretion, to be reasonably sufficient to induce such employees to accept employment with Acquirer, and (iv) supersede any prior express or implied employment agreements, arrangement or offer letter in effect prior to the Closing Date.

(b)   Acquirer agrees that on the day after the Closing Date, the employees of the Company who accept employment with Acquirer (the "Transferred Employees") shall be eligible to participate in any ERISA welfare benefit and pension benefit plans made available by Acquirer and its affiliates to their similarly situated employees and, to the extent permitted by applicable law and applicable tax qualification requirements and subject to any generally applicable break in service or similar rules and shall to the extent permitted by such Plans, give full credit for eligibility, vesting and benefits (but not benefit accruals under defined benefit plans) for each Transferred Employee's period of service with the Company. All prior service with the Company by each such employee shall also count toward the service requirements of sick pay, paid time off and vacation accrual policies and practices at any time established, maintained or assumed by Acquirer. Acquirer shall waive or cause to be waived any preexisting condition exclusion or limitation in any medical or health plan made available by Acquirer to any such employee except to the extent such exclusion or limitation applied under a similar or corresponding benefit plan of the Company applicable to such employee.

(c)   Employee Liability Claims.

(i) As between the parties, the Company shall (A) sponsor and (B) assume or retain, as the case may be, and be solely responsible for all of the following from and after the Closing, which will be considered "Employee Excluded Liabilities" for purposes of this Agreement:

(1)   Employment liabilities arising on or before the Closing Date, including but not limited to payments or other entitlements that Company may owe or have promised to pay to any of the Company's employees, including wages, other remuneration, holiday or vacation pay, bonus, severance pay (statutory or otherwise), commission, pension contributions, taxes, and any other liability, payment or obligations related to the Company's employees, consultants or contractors;

(2)   All payments with respect to the Company's employees that are due to be paid prior to or at the Closing (including, without prejudice to the generality of the foregoing, pension contributions, insurance premiums and taxation) to any third party in connection with the employment of any of the Company's employees; and

(3)   Any non-forfeitable claims or expectancies of any Company's employees from their prior employment with the Company which have been incurred or accrued on or prior to the Closing.

(ii)   All costs and disbursements, if any, incurred in connection with the termination by the Company of any employment of any Employee prior to or in connection with the Closing (including any Employee who does not accept an offer of employment with the Acquirer) shall be borne by the Company.

(iii)   The Company shall bear all costs and expenses associated with the enforcement of "Acquired Rights Directive" regulations with respect to employees in France, and any other comparable regulations elsewhere in the world, with respect to any Company employees associated with the Business who are not Transferred Employees.

(iv)   All costs and disbursements incurred in connection with the termination by the Acquirer of any employment of any Employee on or after the Closing Date shall be borne by the Acquirer.

(d)   Employee Retention Bonus. The Company shall reimburse Acquirer for up to $500,000.00 to be distributed by the Acquirer following the first anniversary of the Closing Date to Transferred Employees then still employed by the Acquirer (the "Reimbursed Bonus Payments"); and provided, further, that Acquirer may, for its own account, negotiate additional retention bonus amounts above those specified during the period of time between the date hereof and the Closing Date. Acquirer shall provide a schedule of the Reimbursed Bonus Payments paid by Acquirer in accordance with this Section 5.9(d) certified by Acquirer's Chief Financial Officer. The Company shall make the Reimbursement Bonus Payment to Acquirer no later than five (5) business days after receipt of such certification.

5.10   License Agreement.   The Company shall grant to the Acquirer, and Acquirer shall grant to the Company, the respective licenses set forth in the License Agreement (the "Cross-License") attached to this Agreement as Exhibit L.

5.11   Non-Competition and Non-Solicitation Obligations

(a)   Non-Competition. For a period commencing with the Effective Date and ending two years after the Closing Date, the Company (and its successors and assigns) shall not directly or indirectly, without the prior written consent of Acquirer, engage in the development, design or sale, anywhere in the world, including the United States, Europe or Asia (the "Geographic Scope") of any digital subscriber line, or DSL, products, including but not limited to asymmetric digital subscriber line, or ADSL, and very high speed digital subscriber line, or VDSL, or have any ownership interest in (except for passive ownership of five percent (5%) or less of an entity whose securities are publicly traded) or participate in the financing, operation, management or control of any firm, partnership, corporation entity or business that engages or participates in the development, design or sale of any digital subscriber line, or DSL, products, including but not limited to asymmetric digital subscriber line, or ADSL, and very high speed digital subscriber line, or VDSL.

(b)   Non-Solicitation. For a period commencing with the Effective Date and ending two of two years after the Closing Date, the Company (and its successors and assigns) shall not (nor shall it permit any of its officers, directors, employees, representatives or affiliates to) solicit, induce, encourage, or take any other action which is intended to induce or encourage, or has the intended effect of inducing of encouraging any Transferred Employee to terminate his or her employment with Acquirer (or its consolidated subsidiaries); *provided however*, the foregoing provisions shall not prohibit the solicitation or employment of any such person (i) resulting from the placement of general advertisements which are not targeted directly or indirectly towards employees or consultants of Acquirer, (ii) if the person approaches the Company on an unsolicited basis or (iii) following cessation of such person's employment with Acquirer without any solicitation or encouragement by the Company.

(c)   The provisions set forth in Section 5.11 shall be construed as separate covenants, one for each county, city, state and country of the Geographic Scope. Except for geographic coverage, each such separate covenant shall be deemed identical in terms to the covenant contained in Section 5.11. If, in any judicial proceeding, a court refuses to enforce any of such separate covenants (or any part thereof), then such unenforceable covenant (or such part) shall be eliminated from this Agreement to the extent necessary to permit the remaining separate covenants (or portions thereof) to be enforced. In the event that the provisions of Section 5.11 are deemed to exceed the time, geographic or scope limitations permitted by applicable law, then such provisions shall be reformed to the maximum time, geographic or scope limitations, as the case may be, permitted by applicable laws.

(d)   The Company acknowledges that (i) the goodwill associated with the Business and customer relationships prior to the Closing is an integral component of the value of the Business, including the Purchased Assets, to Acquirer and is reflected in the Purchase Price to be received by the Company, (ii) the Company's agreements as set forth herein are necessary to preserve the value of the acquired Business including their goodwill and customer relationships, for Acquirer following the Closing, (iii) the employment by Acquirer of the Transferred Employees is an integral component of the value of Transaction to Acquirer and is reflective in the Purchase Price to be received by the Company, and (iv) the Company's covenants as set forth in Sections 5.11(a) and 5.11(b) are necessary to preserve the value of the Transaction for Acquirer following the Closing Date. The Company also acknowledges that the limitations set forth in Section 5.11(b) are reasonable because, among other things, (i) the Company and the Acquirer are engaged in a highly competitive industry, (ii) the Transferred Employees have unique knowledge and understanding of the trade secrets and know-how related to the Purchased Assets and (iii) the Company is receiving significant consideration in connection with this Transaction.

5.12   Equitable Remedies. The Company agrees that it may be impossible or inadequate to fully measure and calculate Acquirer damages from any breach of the covenants set forth in Sections 5.12(a) and 5.12(b). Accordingly, the Company agrees that if it breaches or threatens to breach any provision of Sections 5.12(a) and 5.12(b), the Acquirer shall be entitled to, in addition to any other right or remedy otherwise available, an injunction from a court of competent jurisdiction restraining such breach or threatened breach and to specific performance of such provision of this Agreement. The Company further agrees that no bond or other security shall be required of Acquirer in obtaining such equitable relief, nor will proof of irreparable harm be required for such equitable relief. The Company hereby expressly consents to the issuance of such injunctive relief, whether in the form of a temporary restraining order or otherwise, and to the ordering of such specific performance.

Article 6

SURVIVAL OF REPRESENTATIONS, WARRANTIES, COVENANTS AND

AGREEMENTS; INDEMNIFICATION ESCROW PROVISIONS

6.1   Survival of Representations, Warranties, Covenants and Agreements. Each party shall have the right to rely fully upon the representations, warranties, covenants and agreements of the other party contained in this Agreement or in any instrument delivered pursuant to this Agreement. The representations, warranties, covenants and agreements contained in this Agreement or in any instrument delivered pursuant to this Agreement shall not be affected by any investigation conducted for or on behalf of Acquirer with respect thereto or any knowledge acquired by Acquirer or its officers, directors, employees or agents as to the accuracy or inaccuracy of any such representation or warranty. Except for this Article 6 (which shall survive until the payment in full of all indemnification claims), all of the representations, warranties, covenants and agreements of the Company contained in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Acquisition and continue for twelve (12) months following the Closing Date (the "Expiration Date"). All of the representations and warranties of Acquirer shall expire upon the Closing. Any claims by Acquirer based upon fraud or willful misconduct shall survive until the expiration of the applicable statute of limitations. The Escrow Fund (defined below) shall be the sole and exclusive remedy under this Agreement for any Losses incurred by any Acquirer Indemnitees (defined below), except as provided in Sections 6.2(a)(ii) and 6.2(a)(iv).

6.2   Indemnification Provisions.

(a)   Right to Indemnification.

(i)   Subject to the limitations set forth herein, Acquirer and its officers, directors, employees, agents, Affiliates and Associates (collectively, the "Acquirer Indemnitees") shall be indemnified and held harmless by the Company from and against any and all Losses (whether or not involving a Third Party Claim) incurred by Acquirer Indemnitees directly or indirectly as a result of:

(A)   any inaccuracy or breach of a representation or warranty of the Company contained herein;

(B)   any failure by the Company to perform or comply with any covenant contained herein;

(C)   any Liability of the Company which is not an Assumed Liability; or

(D)   the Company's failure to comply with any bulk sales or fraudulent transfer laws that may be applicable to the Acquisition, any Taxes arising as a result of the Company's operation of the Company's Business or ownership of the Purchased Assets prior to the Closing and any Taxes that will arise as a result of or in connection with the consummation of the Acquisition (except as set forth in Section 1.9 hereof).

(ii)   Except as set forth in Section 6.2(a)(iv) hereof and for claims arising out of Section 6.2(a)(i)(C) (other than claims by Acquirer for its own attorneys' and other related litigation fees incurred by Acquirer in connection with defending itself against or evaluating claims or potential claims arising out of Section 6.2(a)(i)(C) hereof which shall remain fully subject to the limitation of this Section 6.2(a)(ii)), the Company shall not have any liability to any Acquirer Indemnitee to the extent that the aggregate amount of Losses incurred or sustained by the Acquirer Indemnitees exceeds the Escrow Amount.

(iii)   Except for claims arising out Section 6.2(a)(i)(C), Acquirer may not make any claims against the Escrow Fund unless and until the aggregate amount for which it is obligated to provide such indemnification exceeds the sum of Two Hundred Fifty Thousand Dollars ($250,000) (the "Deductible") after which the Company shall be obligated to pay out of the Escrow Fund, in accordance with the terms of the Escrow Agreement, the amount of any such excess which is payable pursuant to the provisions of Article 6; provided, however, that the Deductible shall not apply to any Losses suffered by Acquirer relating to the matter(s) described in Section 6.2(a)(iii) of the Disclosure Schedule.

(iv)   Any limitations set forth in this Section 6.2(a) or otherwise shall not apply to Losses as a result of fraud or willful misconduct. With respect to actions grounded in fraud or willful misconduct, (A) the right of a party to be indemnified and held harmless pursuant to the indemnification provisions in this Agreement shall be in addition to and cumulative of any other remedy of such party at law or in equity and (B) no such party shall, by exercising any remedy available to it under this Article 6, be deemed to have elected such remedy exclusively or to have waived any other remedy, whether at law or in equity, available to it.

(b)   Indemnification Escrow.

(i)   At Closing, 15% of Purchase Price (the "Escrow Amount") of the Purchase Price will be placed in escrow with U.S. Bank (the "Escrow Agent") by Acquirer as security for the indemnification obligations of the Company under Section 6.2(a) hereof (the "Escrow Fund") pursuant to the terms of the Escrow Agreement, the form of which is attached hereto as Exhibit A. In the event of a conflict between the terms of the Escrow Agreement and this Agreement, the terms of the Escrow Agreement shall govern. Any portion of the Escrow Fund not previously released to Acquirer as a result of an indemnification claim by Acquirer shall be released to the Company within five (5) Business Days following the Expiration Date (such period from the Closing Date through and including the Expiration Date is referred to herein as the "Escrow Period"); provided, however, that a portion of the Escrow Fund, which, in the good faith, reasonable judgment of Acquirer, is necessary to satisfy any unsatisfied claims specified in any Officer's Certificate theretofore delivered to the Company prior to termination of the Escrow Period with respect to facts and circumstances existing prior to expiration of the Escrow Period, shall be retained in the Escrow Fund by the Escrow Agent until such claims have been resolved. For the avoidance of doubt, in no event may any claim be asserted pursuant to this Agreement after the Expiration Date.

(c)   Claims Upon Escrow. At any time on or before the last day of the Escrow Period, Acquirer may deliver to the Company a certificate signed by any officer of Acquirer in good faith (an "Officer's Certificate"): (A) stating that Acquirer or another Acquirer Indemnitee has paid or properly accrued or reasonably anticipates that it will have to pay or accrue Losses and the amount thereof, and (B) specifying in reasonable detail the individual items of Losses included in the amount so stated, the date each such item was paid or properly accrued, or the basis for such anticipated liability, and the nature of the misrepresentation, breach of warranty, agreement or covenant to which such item is related and the relevant section number of this Agreement, and, subject to the provisions of Section 6.2(d), receive from the Escrow Fund, cash in an amount equal to such Losses. Where the basis for a claim upon the Escrow Fund by Acquirer is that Acquirer reasonably anticipates that it will incur or pay a Loss (a "Contingent Loss"), no payment will be made from the Escrow Fund for such Contingent Loss unless and until such Contingent Loss is actually incurred or paid and a further Officer's Certificate with respect thereto is delivered to the Company; *provided, however,* that the amount of such Contingent Loss shall not be released from the Escrow Fund unless and until such Contingent Loss is incurred or paid or it is conclusively determined that no actual Loss will be incurred or paid with regard thereto.

(d)   Objections to Claims.

(i)   For a period of twenty (20) Business Days from and after delivery of any Officer's Certificate to the Company, the Escrow Agent shall not deliver to Acquirer cash from the Escrow Fund with respect to the Losses claimed in such Officer's Certificate unless Acquirer shall have received written authorization from the Company to distribute such cash from the Escrow Fund. After the expiration of such twenty (20) Business Day period, Escrow Agent shall deliver to Acquirer the portion of the Escrow Fund in accordance with Section 6.2(d) hereof and the Company shall no longer be entitled to receive such amount hereunder, provided that no such delivery may be made if the Company shall object, in a written statement delivered to Acquirer and the Escrow Agent in accordance with the terms hereof, to the claim made in the Officer's Certificate, and such statement shall have been delivered to Acquirer and the Escrow Agent prior to the expiration of such twenty (20) Business Day period.

(ii)   In case the Company shall so object in writing to any claim or claims by Acquirer made in any Officer's Certificate, Acquirer shall have twenty (20) Business Days to respond in a written statement to the objection of the Company. If after such twenty (20) Business Day period there remains a dispute as to any claims, the Company and Acquirer shall attempt in good faith for thirty (30) Business Days to agree upon the rights of the respective parties with respect to each of such claims. If the Company and Acquirer should so agree, a memorandum setting forth such agreement shall be prepared by Acquirer and signed by the Company and Acquirer. Acquirer and the Escrow Agent shall be entitled to rely on any such memorandum and shall retain or release the cash from the Escrow Fund in accordance with the terms thereof.

(iii)   Resolution of Conflicts. If no agreement can be reached after good faith negotiation between the parties pursuant to Section 6.2(d)(ii), the Company and Acquirer may initiate formal proceedings pursuant to Section 9.8 to resolve such dispute. The decision of the arbitrator(s) as to the validity and amount of any claim in such Officer's Certificate shall be binding and conclusive upon the parties to this Agreement, and notwithstanding anything in Article 6 hereof, the parties shall be required to act in accordance with such decision and the Escrow Agent shall be required to make payments out of the Escrow Fund in accordance therewith.

(e)   Third-Party Claims. In the event Acquirer becomes aware of a third-party claim (a "Third Party Claim") which Acquirer reasonably determines in good faith may result in a demand against the Escrow Fund, Acquirer shall notify the Company of such claim, and the Company, shall be entitled, at its expense, to participate in any defense of such claim. Acquirer shall have the right in its reasonable discretion to settle any such Third Party Claim; *provided, however*, that if Acquirer settles any such Third Party Claim without the Company's consent (which consent shall not be unreasonably withheld or delayed), such settlement shall not be dispositive in the event Acquirer makes a claim against the Escrow Fund with respect to the amount of Losses incurred by Acquirer in such settlement. In the event that the Company has consented to any such settlement, the Company shall have no power or authority to object under any provision of this Article 6 to the amount of any claim by Acquirer against the Escrow Fund with respect to the amount of Losses incurred by Acquirer in such settlement. For the avoidance of doubt, the Company shall have the right in its sole discretion and at its sole expense to conduct the defense of, and to settle, any Third Party Claim which is not an Assumed Liability in accordance with the provisions of this Agreement (an "Assumed Defense") and Acquirer hereby agrees to provide reasonable support at Company's expense with respect to such claims as requested by the Company. If the Company exercises its right to conduct an Assumed Defense, then the Company shall not make any assertion or agree to any settlement in the defense of such Third Party Claim without the prior consent (which consent shall not be unreasonably withheld or delayed) of Acquirer to the extent that any such assertion or settlement would prejudice or impair Acquirer's rights and interests in any Purchased Asset, including, but not limited to, any admission of infringement. Notwithstanding anything in this Section 6.2(e) to the contrary, Acquirer shall not make any assertion or agree to any settlement in the defense of any Third Party Claim without the prior consent (which consent shall not be unreasonably withheld or delayed) of the Company to the extent that any such assertion or settlement would (i) result in any obligation on the part of the Company to indemnify a claim pursuant to Section 6.2(a)(i)(C), or (ii) prejudice or impair the Company's ability to defend or settle any claims then pending or threatened against the Company. including, but not limited to, any admission of infringement.

(f)   Indemnification by Acquirer. The Company and its officers, directors, employees, agents, Affiliates and Associates (collectively, the "Company Indemnitees") shall be indemnified and held harmless by Acquirer from and against any and all Losses (whether or not involving a Third Party Claim) incurred by the Company directly or indirectly as a result of any Liability of which is an Assumed Liability hereunder.

(g)   <u>Treatment of Payments</u>. To the extent permitted by law, the parties agree to treat payments made under this Article 6 as adjustments to the Purchase Price.

Article 7

<u>CONDITIONS TO THE CLOSING</u>

7.1   <u>Conditions to Obligations of Each Party to Effect the Closing</u>. The respective obligations of each party to this Agreement to effect the Acquisition shall be subject to the satisfaction at or prior to the Closing of the following conditions:

(a)   <u>Governmental and Regulatory Approvals</u>. Approvals from any Governmental or Regulatory Authority (if any) necessary for consummation of the transactions contemplated hereby shall have been timely obtained, except for any such approvals the failure of which to obtain would not have a Material Adverse Effect; and any waiting period applicable to the consummation of the Acquisition under the HSR Act or similar antitrust regulations of any state or foreign Governmental or Regulatory Authority shall have expired or been terminated.

(b)   <u>No Injunctions or Regulatory Restraints; Illegality</u>. No temporary restraining order, preliminary or permanent injunction or other Order issued by any court of competent jurisdiction or Governmental or Regulatory Authority or other legal or regulatory restraint or prohibition preventing the consummation of the Acquisition shall be in effect; nor shall there be any action taken, or any Law or Order enacted, entered, enforced or deemed applicable to the Acquisition or the other transactions contemplated by the terms of this Agreement that would prohibit the consummation of the Acquisition or which would permit consummation of the Acquisition only if certain divestitures were made or if Acquirer were to agree to limitations on its business activities or operations.

7.2   <u>Additional Conditions to Obligations of the Company</u>. The obligations of the Company to consummate the Acquisition and the other transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

(a)   <u>Representations and Warranties</u>. The representations and warranties of Acquirer contained in this Agreement shall be accurate in all respects as of the date of this Agreement and shall be accurate in all material respects as of the Closing Date as if made on and as of the Closing Date (other than representations and warranties which by their express terms are made solely as of a specified earlier date, which shall be accurate as of such specified earlier date); *provided, however*, that, for purposes of determining the accuracy of such representations and warranties, all qualifications and exceptions referring to a "Material Adverse Change" or a "Material Adverse Effect" and other materiality qualifications and materiality exceptions contained in such representations and warranties shall be disregarded.

(b)   Performance. Acquirer shall have performed and complied with in all material respects each agreement, covenant and obligation required by this Agreement to be so performed or complied with by Acquirer at or before the Closing.

(c)   Officers' Certificates. Acquirer shall have delivered to the Company certificates, dated the Closing Date and executed by an authorized officer of Acquirer, substantially in the form set forth in Exhibit B hereto.

7.3   Additional Conditions to the Obligations of Acquirer. The obligations of Acquirer to consummate the Acquisition and the other transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by Acquirer:

(a)   Representations and Warranties. The representations and warranties of the Company contained in this Agreement shall be accurate in all respects as of the date of this Agreement and shall be accurate in all respects as of the Closing Date as if made on and as of the Closing Date (other than representations and warranties which by their express terms are made solely as of a specified earlier date, which shall be accurate as of such specified earlier date) except where the failure to be accurate would not result in a Material Adverse Effect; *provided, however*, that, for purposes of determining the accuracy of such representations and warranties, (i) all qualifications and exceptions referring to a "Material Adverse Change" or a "Material Adverse Effect" and other materiality qualifications and exceptions contained in such representations and warranties shall be disregarded and (ii) any update of or modification to the Disclosure Schedule made or purported to have been made after the date of this Agreement (other than to reflect actions taken by the Company which are not in violation of the covenants of this Agreement) shall be disregarded.

(b)   Performance. The Company shall have performed and complied with in all material respects each agreement, covenant and obligation required by this Agreement to be so performed or complied with by the Company on or before the Closing Date.

(c)   Officers' Certificates. The Company shall have delivered to Acquirer a certificate, dated the Closing Date and executed by the Chief Executive Officer of the Company, substantially in the form set forth in Exhibit C-1 hereto, certifying that the matters set forth in Sections 7.3(a) and 7.3(b) have been satisfied; and a certificate, dated the Closing Date and executed by the Secretary or an Assistant Secretary (or the equivalent thereof) of the Company, substantially in the form set forth in Exhibit C-2 hereto, (i) certifying that the resolutions adopted by the Board of Directors of the Company attached thereto were duly and validly adopted and are in full force and effect, and authorize the execution and delivery by the Company of this Agreement and the related, and the performance by the Company of its obligations hereunder and thereunder and (ii) certifying and attaching the charter documents of the Company.

(d)   Third Party Consents. Acquirer shall have been furnished with evidence satisfactory to it that the Company has obtained the consents, approvals and waivers listed in Section 7.3(d) of the Disclosure Schedule and that all such consents, approvals and waivers are in full force and effect. Acquirer, in its sole discretion, may choose to waive the requirements set forth in this Section 7.3(d) with respect to any consent, approval or waiver to be furnished by Company.

(e)   <u>Legal Proceedings</u>. No Governmental or Regulatory Authority shall have notified either party to this Agreement that such Governmental or Regulatory Authority intends to commence proceedings to restrain or prohibit the transactions contemplated hereby or force rescission, unless such Governmental or Regulatory Authority shall have withdrawn such notice and abandoned any such proceedings prior to the time which otherwise would have been the Closing Date.

(f)   <u>Legal Opinion</u>. Acquirer shall have received legal opinions from (i) Pillsbury Winthrop Shaw Pittman LLP, legal counsel to the Company substantially in the form set forth in <u>Exhibit D</u>, and (ii) an opinion of Morris, Nichols, Arsht & Tunnell LLP,in a form reasonably acceptable to the Company and Acquirer.

(g)   <u>Employees</u>. The employees of the Company as set forth in <u>Section 7.3(g)</u> of the Disclosure Schedule shall continue to be employed by the Company at the Closing and shall have accepted employment with Acquirer or a subsidiary of Acquirer (as Acquirer shall designate), following the Acquisition and shall have executed and delivered to Acquirer an Employment Offer in substantially the forms set forth in <u>Exhibit E</u> (each an "<u>Employment Offer</u>") and Acquirer's standard form of Confidentiality and Invention Assignment Agreement and associated schedules and statements without amendment or modification thereto in any substantive respect.

(h)   The Company shall have executed and delivered a Bill of Sale substantially in the form set forth in <u>Exhibit F</u>.

(i)   The Company shall have executed and delivered an Assignment and Assumption Agreement substantially in the form set forth in <u>Exhibit G</u>.

(j)   <u>Company Intellectual Property</u>. No Person shall have (i) commenced, or shall have notified either party to this Agreement that it intends to commence, an Action or Proceeding or (ii) provided the Company with written notice, in either case which allege(s) that any of the Company Products included in the Business or any of the Intellectual Property owned or used in connection with the conduct of the Business, including the Company Intellectual Property, presently embodied, or proposed to be embodied, in the products of the Business infringes or otherwise violates the Intellectual Property rights of such Person or otherwise alleges that the Company does not otherwise own or have the right to exploit such Intellectual Property, including the Company Intellectual Property.

(k)   <u>Satisfaction of Creditors</u>. The Company shall provide evidence reasonably satisfactory to Acquirer that all outstanding Liens or security interests held by the Persons identified in <u>Section 7.3(k)</u> of the Disclosure Schedule on or related to the Purchased Assets have been satisfied or released and the Company shall have taken all steps necessary to terminate all UCC financing statements which have been filed with respect to such Liens or other security interests.

(l)   <u>Assignment of Intellectual Property</u>.

(i)   Arrangements satisfactory to Acquirer in its reasonable discretion shall have been made to effect the assignment to Acquirer of all Intellectual Property created by the Company's founders, employees and consultants, and to obtain the full cooperation of such Persons to complete and prosecute all appropriate U.S. and foreign patent filings related thereto.

(ii)   The Company shall have executed and delivered assignments of all Company Intellectual Property, including, but not limited to, the Patent Assignment in the form attached hereto as Exhibit H, the Trademark Assignment in the form attached hereto as Exhibit I, the Copyright Assignment in the form attached hereto as Exhibit J, and sufficient documentation to assign the URLs owned by the Company which are owned or used in connection with the conduct of the Business in accordance with Exhibit K.

(m)   License Agreement. The Company shall have executed and delivered a License Agreement substantially in the form set forth in Exhibit M.

(n)   India Asset Purchase Agreement. The Company shall have executed and delivered an India Asset Purchase Agreement substantially in the form set forth in Exhibit N.

Article 8

TERMINATION, AMENDMENT AND WAIVER

8.1   Termination. Except as provided in Section 8.2, this Agreement may be terminated and the Acquisition abandoned at any time prior to the Closing Date:

(a)   by mutual agreement of the Company and Acquirer;

(b)   by Acquirer or the Company if: (i) the Closing has not occurred before 5:00 p.m. (Pacific Time) on March 1, 2008 (*provided, however*, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of any obligation hereunder to occur on or before such date and such action or failure to act constitutes a curable material breach of this Agreement); (ii) there shall be a final nonappealable order of a federal or state court in effect preventing consummation of the Acquisition; or (iii) there shall be any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the Acquisition by any Governmental or Regulatory Authority that would make consummation of the Acquisition illegal;

(c)   by Acquirer if there shall be any action taken, or any Law or Order enacted, promulgated or issued or deemed applicable to the Acquisition, by any Governmental or Regulatory Authority, that would (A) prohibit Acquirer's ownership or operation of all or any portion of the Business or (B) compel Acquirer to dispose of or hold separate all or any portion of the assets of the Business as a result of the Acquisition;

(d)   by Acquirer if it is not in material breach of its representations, warranties, covenants and agreements under this Agreement which are capable of being cured and there has been a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of the Company and (i) the Company is not using its reasonable efforts to cure such breach, or has not cured such breach within thirty (30) days, after notice of such breach to the Company (*provided, however*, that, no cure period shall be required for a breach which by its nature cannot be cured) and (ii) as a result of such breach any of the conditions set forth in Section 7.1 or Section 7.3, as the case may be, would not be satisfied prior to the Closing Date; or

(e)   by the Company if it is not in material breach of its representations, warranties, covenants and agreements under this Agreement which are capable of being cured and there has been a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of Acquirer and (i) Acquirer is not using its reasonable efforts to cure such breach, or has not cured such breach within thirty (30) days, after notice of such breach to Acquirer (*provided, however*, that no cure period shall be required for a breach which by its nature cannot be cured), and (ii) as a result of such breach any of the conditions set forth in Section 7.1 or Section 7.2, as the case may be, would not be satisfied as of the Closing Date.

8.2   Effect of Termination. Other than as set forth in this Section 8.2, in the event of a valid termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Acquirer or the Company, or their respective officers, directors or shareholders or Affiliates or Associates; *provided, however*, that each party shall remain liable for any breaches of this Agreement prior to its termination; and provided further that, the provisions of Sections 5.2, 5.7, 8.2 and Article 9 (exclusive of Section 9.3) and the applicable definitions set forth in Article 10 shall remain in full force and effect and survive any termination of this Agreement.

8.3   Amendment. This Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of the parties hereto.

8.4   Extension; Waiver. At any time prior to the Closing Date, Acquirer and the Company may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations of the other party hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements, covenants or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

Article 9

MISCELLANEOUS PROVISIONS

9.1   Notices. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally against written receipt or by facsimile transmission against facsimile confirmation or mailed by internationally recognized overnight courier prepaid, to the parties at the following addresses or facsimile numbers:

If to Acquirer to:	Ikanos Communications, Inc.
	47669 Fremont Blvd.
	Fremont, CA 94538, USA
	Tel: 510-979-0400
	Fax: 510-979-0500
	Attention: General Counsel
If to the Company to:	Centillium Communications, Inc.
	215 Fourier Avenue
	Fremont, CA 94539-7828
	Tel: 510-771-3700; 877-879-7500
	Fax: 510-771-3500
	Attention: General Counsel
with a copy (which shall not	Pillsbury Winthrop Shaw Pittman LLP
constitute notice) to:	2475 Hanover Street
	Palo Alto, CA 94304
	Attention: Jorge del Calvo, Esq.
	David Lamarre, Esq.

All such notices, requests and other communications will (a) if delivered personally to the address as provided in this Section 9.1, be deemed given upon delivery, (b) if delivered by facsimile transmission to the facsimile number as provided for in this Section 9.1, be deemed given upon facsimile confirmation, and (c) if delivered by overnight courier to the address as provided in this Section 9.1, be deemed given on the earlier of the first Business Day following the date sent by such overnight courier or upon receipt (in each case regardless of whether such notice, request or other communication is received by any other Person to whom a copy of such notice is to be delivered pursuant to this Section 9.1). Any party from time to time may change its address, facsimile number or other information for the purpose of notices to that party by giving notice specifying such change to the other party hereto.

9.2   Entire Agreement. This Agreement and the Exhibits and Schedules hereto, including the Disclosure Schedule, constitute the entire Agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect and shall survive any termination of this Agreement or the Closing in accordance with its terms.

9.3   Further Assurances; Post-Closing Cooperation. At any time or from time to time after the Closing, the parties shall execute and deliver to the other party such other documents and instruments, provide such materials and information and take such other actions as the other party may reasonably request to consummate the transactions contemplated by this Agreement and otherwise to cause the other party to fulfill its obligations under this Agreement and the transactions contemplated hereby. Each party agrees to use commercially reasonable efforts to cause the conditions to its obligations to consummate the Acquisition to be satisfied.

9.4   Remedies. All remedies, either under this Agreement or by Law or otherwise afforded, will be cumulative and not alternative.

9.5   Third Party Beneficiaries. The terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors or permitted assigns, and it is not the intention of the parties to confer third-party beneficiary rights, and this Agreement does not confer any such rights, upon any other Person other than any Person entitled to indemnity under Article 6.

9.6   Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

9.7   Governing Law. This Agreement, the Ancillary Agreements and any other closing documents shall be governed by and construed in accordance with the domestic laws of the State of California, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of California or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of California.

9.8   Dispute Resolution. The parties shall use commercially reasonable efforts to resolve any dispute, controversy or claim ("Disputes") arising out of or in connection with this Agreement, or the breach, termination or invalidity thereof informally. If, however, such efforts are not successful, the exclusive forum for resolving such Disputes shall be a court of competent jurisdiction located in San Jose, California.

9.9   Headings. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

9.10   Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

9.11   Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Except where this Agreement specifically provides for arbitration, it is agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

Article 10

DEFINITIONS

10.1   Definitions. As used in this Agreement, the following defined terms shall have the meanings indicated below:

"Acquirer" has the meaning ascribed to it in the forepart of this Agreement.

"Acquirer Indemnitees" has the meaning ascribed to it in Section 6.2(a).

"Actions or Proceedings" means any action, suit, complaint, petition, investigation, proceeding, arbitration, litigation or Governmental or Regulatory Authority investigation, audit or other proceeding, whether civil or criminal, in law or in equity, or before any arbitrator or Governmental or Regulatory Authority.

"Affiliate" means, as applied to any Person, (a) any other Person directly or indirectly controlling, controlled by or under common control with, that Person, (b) any other Person that owns or controls (i) ten percent (10%) or more of any class of equity securities of that Person or any of its Affiliates or (ii) ten percent (10%) or more of any class of equity securities (including any equity securities issuable upon the exercise of any Option or convertible security) of that Person or any of its Affiliates, or (c) as to a corporation, each director and officer thereof, and as to a partnership, each general partner thereof, and as to a limited liability company, each managing member or similarly authorized person thereof (including officers), and as to any other entity, each Person exercising similar authority to those of a director or officer of a corporation. For the purposes of this definition, "control" (including with correlative meanings, the terms "controlling," "controlled by," and "under common control with") as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through ownership of voting securities or by contract or otherwise.

"Agreement" means this Asset Purchase Agreement, including (unless the context otherwise requires) the Exhibits, Schedules and the Disclosure Schedules and the certificates and instruments delivered in connection herewith, or incorporated by reference, as the same may be amended or supplemented from time to time in accordance with the terms hereof.

"Ancillary Agreements" has the meaning ascribed to it in Section 2.2.

"Approval" means any approval, authorization, consent, permit, qualification or registration, or any waiver of any of the foregoing, required to be obtained from or made with, or any notice, statement or other communication required to be filed with or delivered to, any Governmental or Regulatory Authority or any other Person.

"Assets and Properties" of any Person means all assets and properties of every kind, nature, character and description (whether real, personal or mixed, whether tangible or intangible, whether absolute, accrued, contingent, fixed or otherwise and wherever situated), including the goodwill related thereto, operated, owned, licensed or leased by such Person, including cash, cash equivalents, Investment Assets, accounts and notes receivable, chattel paper, documents, instruments, general intangibles, real estate, equipment, inventory, goods and Intellectual Property.

"Associate" means, with respect to any Person, any corporation or other business organization of which such Person is an executive officer or partner or is the beneficial owner, directly or indirectly, of ten percent (10%) or more of any class of equity securities, any trust or estate in which such Person has a substantial beneficial interest or as to which such Person serves as a trustee or in a similar capacity and any relative or spouse of such Person, or any relative of such spouse, who has the same home as such Person.

"Assumed Liabilities" has the meaning ascribed thereto in Section 1.3.

"Books and Records" means all files, documents, instruments, papers, books and records relating to the business or condition, financial or otherwise, of a Person, including financial statements, internal reports, Tax Returns and related work papers and letters from accountants, budgets, pricing guidelines, ledgers, journals, deeds, title policies, minute books, stock certificates and books, stock transfer ledgers, Contracts, Licenses, customer lists, computer files and programs (including data processing files and records), retrieval programs, operating data and plans and environmental studies and plans.

"Business" means the Company's worldwide DSL business comprised of the Company's VDSL business as presently conducted and the Company's ADSL businesses inclusive of the Company's ADSL business in Japan, as presently conducted or as it is contemplated to be conducted.

"Business Day" means a day other than Saturday, Sunday or any day on which banks located in San Jose, California are authorized or obligated to close.

"Business Financials" has the meaning ascribed to it in Section 2.3.

"Closing" has the meaning ascribed to it in Section 1.8.

"Closing Date" has the meaning ascribed to it in Section 1.8.

"Code" means the United States Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

"Company" shall mean Centillium Communications, Inc., a Delaware corporation.

"Company Intellectual Property" shall mean any Intellectual Property that (a) is owned by; (b) is licensed to; or (c) was developed or created by or for the Company, and is used in, held for or in the name of, or necessary for the conduct of the Business as presently or heretofore conducted or as proposed to be conducted, including any Intellectual Property created by any of the Company's founders, employees, independent contractors or consultants for or on behalf of the Company.

"Company Products" has the meaning ascribed to it in Section 2.9(b).

"Company Registered Intellectual Property" means all Registered Intellectual Property owned by, filed in the name of, held by, assigned to or applied for by, the Company and owned or used in or necessary for the conduct of the Business as presently or heretofore conducted or as proposed to be conducted.

"Competing Proposed Transaction" has the meaning ascribed to it in Section 4.2.

"Contract" means any legally binding agreement, lease, evidence of Indebtedness, mortgage, indenture, security agreement or other contract or business arrangement (whether written or oral).

"Deductible" has the meaning ascribed thereto in Section 6.2(a).

"Disclosure Schedule" means the schedules delivered to Acquirer by or on behalf of the Company, containing all lists, descriptions, exceptions and other information and materials as are required to be included therein in connection with the representations and warranties made by the Company in Article 2 or otherwise.

"Employment Offer" has the meaning ascribed to it in Section 7.3(g).

"Environment" means air, surface water, ground water, or land, including land surface or subsurface, and any receptors such as persons, wildlife, fish, biota or other natural resources.

"Environmental Law" means any federal, state, local or foreign environmental, health and safety or other Law relating to of Hazardous Materials, including the Comprehensive, Environmental Response Compensation and Liability Act, the Clean Air Act, the Federal Water Pollution Control Act, the Solid Waste Disposal Act, the Federal Insecticide, Fungicide and Rodenticide Act, and the California Safe Drinking Water and Toxic Enforcement Act.

"Environmental Permit" means any permit, license, approval, consent or authorization required under or in connection with any Environmental Law and includes any and all orders, consent orders or binding agreements issued by or entered into with a Governmental or Regulatory Authority.

"Expiration Date" has the meaning ascribed to it in Section 6.1.

"GAAP" means generally accepted accounting principles in the United States, as in effect from time to time.

"Governmental or Regulatory Authority" means any court, tribunal, arbitrator, authority, agency, bureau, board, commission, department, official or other instrumentality of the United States, any foreign country or any domestic or foreign state, county, city or other political subdivision, and shall include any stock exchange, quotation service and The Nasdaq Stock Market.

"Hazardous Material" means (a) any chemical, material, substance or waste including, containing or constituting petroleum or petroleum products, solvents (including chlorinated solvents), nuclear or radioactive materials, asbestos in any form that is or could become friable, radon, lead-based paint, urea formaldehyde foam insulation or polychlorinated biphenyls, (b) any chemicals, materials, substances or wastes which are now defined as or included in the definition of "hazardous substances," "hazardous wastes," "hazardous materials," "extremely hazardous wastes," "restricted hazardous wastes," "toxic substances," "toxic pollutants" or words of similar import under any Environmental Law; or (c) any other chemical, material, substance, pollutant or waste which is regulated by any Governmental or Regulatory Authority or which could constitute a nuisance.

"HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

"Indebtedness" of any Person means all obligations of such Person (a) for borrowed money, (b) evidenced by notes, bonds, debentures or similar instruments, (c) for the deferred purchase price of goods or services (other than trade payables or accruals incurred in the ordinary course of business), (d) under capital leases or (e) in the nature of guarantees of the obligations described in clauses (a) through (d) above of any other Person.

"Intangible Assets" means the value of the Company Intellectual Property, goodwill and other non-physical assets.

"Intellectual Property" means all trademarks and trademark rights, trade names and trade name rights service marks and service mark rights, service names and service name rights, patents and patent rights, utility models and utility model rights, copyrights, mask work rights, brand names, trade dress, product designs, product packaging, business and product names, logos, slogans, rights of publicity, trade secrets, inventions (whether patentable or not), invention disclosures, improvements, processes, formulae, industrial models, processes, designs, specifications, technology, methodologies, computer software (including all source code and object code), firmware, development tools, flow charts, annotations, all Web addresses, sites and domain names, all databases and data collections and all rights therein, any other confidential and proprietary right or information, whether or not subject to statutory registration, and all related technical information, manufacturing, engineering and technical drawings, know-how and all pending applications for and registrations of patents, utility models, trademarks, service marks and copyrights, and the right to sue for past infringement, if any, in connection with any of the foregoing, and all documents, disks, records, files and other media on which any of the foregoing is stored and all rights to any of the foregoing including all goodwill associated therewith, all foreign counterparts, all rights to claim priority thereto and all translations, adaptations, derivations and combinations of any of the foregoing.

"Investment Assets" means all debentures, notes and other evidences of Indebtedness, stocks, securities (including rights to purchase and securities convertible into or exchangeable for other securities), interests in joint ventures and general and limited partnerships, mortgage loans and other investment or portfolio assets owned of record or beneficially by the Company.

"IRS" means the United States Internal Revenue Service or any successor entity.

"Knowledge" means, as to the Company, the actual knowledge of the Company's Chief Executive Officer, Chief Financial Officer, Vice President of Corporate Development and Vice

President of Marketing, Vice President of Software, Vice President of Hardware, Chief Technology Officer and General Counsel (collectively, the "Company Officers") assuming reasonable due inquiry by each such Company Officer..

"Law" or "Laws" means any law, statute, order, decree, consent decree, judgment, rule, regulation, ordinance or other pronouncement having the effect of law whether in the United States, any foreign country, or any domestic or foreign state, county, city or other political subdivision or of any Governmental or Regulatory Authority.

"Legal Proceeding" means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental or Regulatory Authority or any arbitrator or arbitration panel.

"Liabilities" means all Indebtedness, obligations and other liabilities of a Person, whether absolute, accrued, asserted or unasserted, contingent (or based upon any contingency), known or unknown, fixed or otherwise, or whether due or to become due.

"License" means any Contract that grants a Person the right to use or otherwise enjoy the benefits of any Intellectual Property (including any covenants not to sue or assert claims with respect to any Intellectual Property).

"Liens" means any mortgage, pledge, assessment, security interest, lease, lien, easement, license, covenant, condition, restriction, adverse claim, levy, charge, option, equity, adverse claim or restriction or other encumbrance of any kind, or any conditional sale Contract, title retention Contract or other Contract to give any of the foregoing, except for any restrictions on transfer generally arising under any applicable federal or state securities law.

"Loss(es)" means any and all damages, fines, fees, Taxes, penalties, deficiencies, losses (including lost profits or diminution in value) and expenses, including interest, reasonable expenses of investigation, court costs, reasonable fees and expenses of attorneys, accountants and other experts or other expenses of litigation or other proceedings or of any claim, default or assessment (such fees and expenses to include all fees and expenses, including fees and expenses of attorneys, incurred in connection with (a) the investigation or defense of any Third Party Claims or (b) asserting or disputing any rights under this Agreement against any party hereto or otherwise), net of any insurance proceeds actually received (without any adverse effect on the premiums paid for such insurance) or proceeds received by virtue of third party indemnification.

"Material Adverse Change" or "Material Adverse Effect" means any event, condition, occurrence, circumstance, change in, or effect on, the Business after the date hereof that, individually or in the aggregate with any other such effects on the Business (i) is materially adverse to the Business, operations, Purchased Assets, customer or supplier relationships, results of operations or the condition (financial or otherwise) of the Business, taken as a whole,; *provided*, *however*, that the foregoing shall exclude for all purposes (A) changes in general economic or regulatory conditions; (B) changes in events, facts, or circumstances relating to the industries in which Company operates that affect Company in a manner consistent with their effect on other companies in such industry; (C) any change in financial condition or results of operation of the Business resulting from the announcement of the execution of this Agreement.

"Officer's Certificate" has the meaning ascribed to it in <u>Section 6.2(c)</u>.

"Open Source Code" means any software code that is distributed as "free software" or "open source software" or is otherwise distributed publicly in source code form under terms that permit modification and redistribution of such software (including software code that is licensed under the GNU General Public License, GNU Lesser General Public License, Mozilla License, Common Public License, Apache License, BSD License, Acquireric License or Sun Community Source License).

"Option" with respect to any Person means any security, right, subscription, warrant, option, "phantom" stock right or other Contract that gives the right to (a) purchase or otherwise receive or be issued any shares of capital stock or other equity interests of such Person or any security of any kind convertible into or exchangeable or exercisable for any shares of capital stock or other equity interests of such Person or (b) receive any benefits or rights similar to any rights enjoyed by or accruing to the holder of shares of capital stock or other equity interests of such Person, including any rights to participate in the equity, income or election of directors or officers of such Person.

"Order" means any writ, judgment, decree, injunction or similar order of any Governmental or Regulatory Authority (in each such case whether preliminary or final).

"Permitted Liens" means (i) statutory liens for Taxes or other payments that are not yet due and payable; (ii) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (iii) deposits or pledges made in connection with, or to secure payment of, workers' compensation, unemployment insurance or similar programs mandated by Legal Requirements; (iv) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens; and (v) statutory purchase money liens.

"Person" means any natural person, corporation, general partnership, limited partnership, limited liability company or partnership, proprietorship, other business organization, trust, union, association or Governmental or Regulatory Authority.

"Plan" means each employee benefit or compensation plan, agreement, policy, program or arrangement covering present or former employees, officers and directors of, and advisors and consultants to, the Company, including but not limited to "employee benefit plans" within the meaning of section 3(3) of ERISA, stock purchase, stock option or any other stock-based award, profit sharing, fringe benefit, post-retirement health, health, life, vision and/or dental insurance coverage (including any self-insured arrangement), disability benefit, supplemental unemploy-ment benefit, vacation benefit, change in control, retention, severance, termination pay, bonus and deferred compensation plans, agreements or funding arrangements (collectively, the "<u>Plans</u>"), whether written or oral and whether sponsored, maintained or contributed to by (i) the Company or (ii) any other organization that is a member of a controlled group of organizations (within the meaning of sections 414(b), (c), (m) or (o) of the Code) of which the Company is a member.

"PTO" means the United States Patent and Trademark Office.

"Registered Intellectual Property" shall mean all United States, international and foreign: (a) registered trademarks and service marks, applications to register trademarks and service marks, intent-to-use applications, other registrations or applications to trademarks or service marks, or trademarks or service marks in which common law rights are owned or otherwise controlled; (b) registered copyrights and applications for copyright registration; (c) any mask work registrations and applications to register mask works; (d) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued by, filed with, or recorded by, any state, government or other public legal authority, including without limitation registered website domain names or URLs; and (e) all rights to any of the foregoing including all goodwill associated therewith, all foreign counterparts, all rights to claim priority thereto and all translations, adaptations, derivations and combinations of any of the foregoing.

"Registered Patents" shall mean all United States, international and foreign: (a) patents and patent applications (including all reissues, divisions, continuations, continuations-in-part and extensions thereof and provisional applications) and (b) all rights to any of the foregoing including all goodwill associated therewith, all foreign counterparts, all rights to claim priority thereto and all translations, adaptations, derivations and combinations of any of the foregoing.

"Related Party" means (a) each individual who is, or who has at any time been, an officer of the Company; (b) each member of the family of each of the individuals referred to in clause "(a)" above; and (c) any Entity (other than the Company) in which any one of the individuals referred to in clauses "(a)" and "(b)" above holds or held (or in which more than one of such individuals collectively hold or held), beneficially or otherwise, a controlling interest or a material voting, proprietary or equity interest.

"Release" means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing of a Hazardous Material into the Environment.

"SEC" means the Securities and Exchange Commission or any successor entity.

"Shared Contracts" means any Contract under which the Business and at least one other division, operating unit or product line, or Subsidiary of the Company purchases goods or services, licenses intellectual property or conducts some other commercial arrangement on a joint basis.

"Subsidiary" means any Person in which the Company, directly or indirectly through subsidiaries or otherwise, beneficially owns at least twenty percent (20%) of either the equity interest in, or the voting control of, such Person, whether or not existing on the date hereof.

"Taxes" means all taxes, however denominated, including any interest, penalties or other additions to tax that may become payable in respect thereof, (a) imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including but not limited to, federal, state and foreign income taxes), payroll and employee withholding taxes, unemployment insurance contributions, social security taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, withholding taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers' compensation, Pension Benefit Guaranty Corporation premiums and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which are required to be paid, withheld or collected, (b) any liability for the payment of amounts referred to in (a) as a result of being a member of any affiliated, consolidated, combined or unitary group, or (c) any liability for amounts referred to in (a) or (b) as a result of any obligations to indemnify another person or as a result of being a successor in interest or transferee of another person.

"Tax Returns" means all reports, estimates, declarations of estimated tax, information statements and returns required to be filed in connection with any Taxes, including information returns with respect to backup withholding and other payments to third parties.

"Third Party Claim" has the meaning ascribed to it in Section 6.2(e).

"Third Party Expenses" has the meaning ascribed to it in Section 5.7.

"Warranty Obligation" has the meaning ascribed to it in Section 2.15(a).

IN WITNESS WHEREOF, Acquirer and the Company have caused this Agreement to be signed by their duly authorized representatives, all as of the date first written above.

IKANOS COMMUNICATIONS, INC.

By: /s/ Michael A. Ricci

Name: Michael A. Ricci

Title: President & Chief Executive Officer

CENTILLIUM COMMUNICATIONS, INC.

By: /s/ Faraj Aalaei

Name: Faraj Aalaei

Title: Chief Executive Officer